PROSPECTUS

                                     [LOGO]

                        1,150,000 SHARES OF COMMON STOCK

    All of the 1,150,000 shares of Common Stock ("Common Stock") offered hereby, are being sold by Creative Host Services, Inc. (the "Company") at $4.50 per share. The initial public offering price was determined by negotiation between the Company and Cohig & Associates, Inc. (the "Representative") as representative of the several Underwriters and does not necessarily bear any relationship to the Company's assets, book value, financial condition or other recognized criteria of value. See "RISK FACTORS" and "UNDERWRITING." Prior to the offering, there has been no public market for the Common Stock, and there can be no assurance that such a market will develop after the effectiveness of this offering.

    In addition, the Registration Statement of which this Prospectus is a part covers the offering by certain Selling Securityholders of an additional 571,000 shares of Common Stock (the "Selling Securityholders' Common Stock"), 462,500 Warrants (the "Warrants"), and 462,500 shares of Common Stock issuable upon the exercise of the Warrants. The Selling Securityholders' Common Stock, the Warrants and the Common Stock underlying such warrants are sometimes collectively referred to in this Prospectus as the "Selling Securityholders' Securities." Approximately nine months following the commencement of this offering, with the exception of 35,000 shares of Common Stock issuable upon exercise of an outstanding option which are eligible for immediate resale, the Selling Securityholders' Securities may be offered by the Selling Securityholders subject to certain prospectus delivery requirements (the "Selling Securityholders' Offering"). The Company will not receive any of the proceeds from the sale of the Selling Securityholders' Securities under the Selling Securityholders' Offering.

    The Company's Common Stock has been approved for listing on the Nasdaq SmallCap Market under the symbol "CHST."
                               ------------------

  THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL
   IMMEDIATE DILUTION. SEE "RISK FACTORS" BEGINNING ON PAGE 5 AND "DILUTION."
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                    IS              A CRIMINAL OFFENSE.

                                                 PRICE TO       UNDERWRITING      PROCEEDS TO
                                                  PUBLIC         DISCOUNT(1)      COMPANY(2)
Per Share...................................       $4.50            $0.45            $4.05
Total(3)....................................    $5,175,000        $517,500        $4,657,500

(1) In addition to the Underwriting Discount, the Company has agreed (i) to pay the Representative a non-accountable expense allowance of $155,250 ($178,538 if the over-allotment option is exercised in full), (ii) to sell to the Representative at the closing of the offering for nominal consideration, the Representative's Warrant; and (iii) to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "UNDERWRITING."

(2) Before deducting estimated expenses of the Offering of approximately $480,250 ($503,538 if the over-allotment is exercised) payable by the Company, including the non-accountable expense allowance. See
    "UNDERWRITING."

(3) The Company has granted to the Representative a 45-day option to purchase up to 172,500 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be increased to $5,951,250, $595,125 and $5,356,125, respectively. See "UNDERWRITING."

    The Common Stock is offered by the Underwriters on a firm commitment basis when, as and if delivered to and accepted by the Underwriters, and subject to withdrawal or cancellation of the offer without notice and to their right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of the certificates representing the Common Stock will be made on or about July 25, 1997.

                            COHIG & ASSOCIATES, INC.

                 The date of this Prospectus is July 22, 1997.

                             ADDITIONAL INFORMATION

    The Company has filed with the Washington D.C. office of the Securities and Exchange Commission ("Commission") a Registration Statement on Form SB-2 under the Securities Act, with respect to the securities offered by this Prospectus. This Prospectus, which is part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits thereto, as permitted by the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and to the exhibits filed therewith, which may be examined without charge at the Washington, D.C. office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 Madison (Suite 1400), Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Public Reference Section of the Commission upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance such statement is qualified by reference to each such contract or document.

    Upon completion of this offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

    The Company will furnish annual reports to its shareholders which will include year end audited financial statements. The Company will also furnish to its shareholders quarterly reports and such other reports as may be authorized by its Board of Directors.

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY TAKE PLACE ON THE NASDAQ SMALLCAP MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[Gatefold page containing a photograph of one of the Company's existing concession locations, showing a food court and eating area, with a listing of the Company's existing concession locations on the right hand margin.]

                             SUMMARY OF PROSPECTUS

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE SECTION TITLED "RISK FACTORS." UNLESS OTHERWISE INDICATED, ALL PER SHARE INFORMATION SET FORTH IN THIS PROSPECTUS HAS BEEN ADJUSTED TO REFLECT (I) A 1.7-FOR-1 STOCK SPLIT OF THE COMPANY'S COMMON STOCK EFFECTIVE DECEMBER 17, 1996; (II) THE REDEMPTION OF 72,264 SHARES OF THE COMPANY'S 9% CONVERTIBLE REDEEMABLE PREFERRED STOCK EFFECTIVE JULY 18, 1997; (III) THE REDEMPTION OF 264,000 SHARES OF THE COMPANY'S 8% CONVERTIBLE PREFERRED STOCK; AND (IV) THE AUTOMATIC CONVERSION OF 536,000 SHARES OF THE COMPANY'S 8% CONVERTIBLE PREFERRED STOCK INTO COMMON STOCK, ON A ONE-FOR-ONE BASIS, UPON THE EFFECTIVENESS OF THIS OFFERING.

                                  THE COMPANY

    Creative Host Services, Inc. (the "Company") is primarily engaged in the business of acquiring and operating food, beverage and other concessions at airports throughout the United States. The Company currently has 20 operating concession facilities at 13 airports, 18 of which are Company owned and two of which are franchised, including concessions at Los Angeles International Airport, Denver International Airport, Portland International Airport, and the airports in Aspen, Colorado; Orange County, California; Madison and Appleton, Wisconsin; Columbia, South Carolina; Lexington, Kentucky; Allentown, Pennsylvania; Roanoke, Virginia; Cedar Rapids and Des Moines, Iowa. The Company has been awarded contracts for two concession facilities which are presently under construction and are expected to open within the next three months, including one additional facility in Allentown, Pennsylvania, and one additional facility at Columbia, South Carolina. In addition, the Company has been awarded a contract for one concession facility at John F. Kennedy International Airport in New York City expected to open December 1997 and two additional facilities at Des Moines Airport expected to open February 1998.

    The Company has recently entered into a letter of intent to repurchase the concession rights for the Denver International Airport from a franchisee. These concession rights include two facilities which have been constructed (one of which is currently operating) and the right to construct and operate two additional facilities at the Denver International Airport. The Company has recently entered into an oral agreement to acquire an existing concession at the airport in Sioux Falls, South Dakota and will commence operations at that facility in the next two months. See "USE OF PROCEEDS" and "CERTAIN TRANSACTIONS."

    The airport contracts include concessions that range from a concession to operate single and multiple food and beverage outlets to a master concession to operate all food and beverage and merchandising locations at an airport. The Company also provides in-flight catering services to airlines. The Company is currently seeking and evaluating additional concession opportunities at several other airports in the United States. See "BUSINESS -- The Concession Business."

    According to recent reports by the Federal Department of Transportation, there are over 400 commercial airports in the United States. While revenue numbers for the airport concessionaires are difficult to obtain, the Department of Transportation estimates that in 1992 domestic airports received revenues in excess of $2.4 billion from concessionaires and concession activities. The airport concession business is currently dominated by a few large competitors such as Host Marriott Services Corporation and CA One Services, Inc. Both of these competitors have, over a period of decades, established a marketing strategy of providing turnkey concession services to airport authorities, bidding for the concession on an entire airport or terminal complex. Frequently, those competitors bring a nationally-known franchise to the airport as part of their bid. The Company competes at medium sized airports with a number of other competitors such as Fine Host and Air Host. See "BUSINESS -- Competition."

    The Company has secured its airport concessions by tailoring bids to a specific airport's needs by offering quality food and beverages, as well as unique decor and services. The Company strives to provide foods which are healthy and higher quality than typical fast food or cafeteria style products, while maintaining value pricing. The Company has entered into agreements with nationally recognized food and beverage companies, including TCBY Yogurt and Panache Coffees to enhance the size of the concession contracts awarded to the Company, and the potential volume of customers at its locations. The Company plans to increase its co-branding activities by continuing to search for partners that meet its standards for high quality and are consistent with its strategy of offering fresh baked, value priced menus. See "BUSINESS -- The Concession Business."

    As with its food products, the Company attempts to tailor its decor to each airport and its passenger preferences. The Company uses a variety of designs and decors in bidding for airport concessions. Depending on the size of the contract and the circumstances of each location, the Company may bid to be the master concessionaire to develop and manage all concession services at an airport, or it may bid for specific locations with customized themes. As a result, the Company will evaluate any airport concession opportunity in the United States. The Company may also seek to expand its physical presence at airports by acquiring existing concessionaires at airports. See "BUSINESS -- The Concession Business."

    The Company's airport concession business is complemented by inflight catering contracts awarded to it by major airlines at certain airports. The Company currently utilizes existing facilities at airports to provide fresh meals to airlines.

    The Company plans to expand its concession business in the future by submitting bids for concession contracts in other public venues such as sports stadiums, zoos, theme parks and other public attractions with high pedestrian traffic. The Company currently operates a food and beverage facility at the Los Angeles Public Library Complex in downtown Los Angeles, California. The Company is not currently in negotiations for any concessions at other public venues, and no assurances can be given regarding the eventual scope of the Company's concession business or the success of the Company's efforts to expand beyond the airport concession markets. See "BUSINESS -- The Concession Business" and "RISK FACTORS -- No Assurance of Profitability."

    The Company operates a 4,635 square foot food preparation center in San Diego, California in which it prepares bakery food items, including muffins, croissants and pastries. The food preparation center supplies frozen bakery goods to each of the Company's airport concessions as well as baked goods to franchise restaurants (described below) and to other restaurants in the San Diego area. The bakery foods are made from the Company's proprietary recipes and shipped frozen in dough form to all facilities on a periodic basis, allowing for consistency in quality and easy on-site baking and serving. See "BUSINESS -- Food Preparation Center."

    Finally, the Company franchises restaurants under the name "Creative Croissants." There are currently 11 operating Creative Croissant franchise restaurants. Historically, the Company's franchise restaurant business has operated at a loss. See "RISK FACTORS -- Risks Relating to Franchising." Franchisees are required to purchase all of their baked products from the Company's food preparation center. The Company anticipates revenues from franchise operations, as a percentage of total revenues, to steadily decrease over time as the Company continues to focus its efforts on the growth of its Company owned concession business. See "BUSINESS -- Franchise Operations" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    The Company commenced business in 1987 as an owner, operator and franchisor of French style cafes featuring hot meal croissants, fresh roasted gourmet coffee, fresh salads and pastas, fruit filled pastries, muffins and other bakery products. In 1990, the Company entered the airport food and beverage concession market when it was awarded a concession to operate a food and beverage location for John Wayne Airport in Orange County, California, which is currently operated by a franchisee. In 1994 the Company was awarded its first multiple concession contract for the Denver International Airport, where it now has two franchisee-owned facilities and contracts for two more food and beverage locations expected to open in 1997. In 1996, the Company was awarded its first master concession contract, which is for the airport in Cedar Rapids, Iowa, where it has the right to install and manage all food, beverage, news, gift and other services.

    The Company was incorporated in California in 1986. The Company's executive offices and food preparation center are located at 6335 Ferris Square, Suites G-H, San Diego, California. The Company's telephone number is (619) 587-7300.

                                  THE OFFERING

Securities Offered....................  1,150,000 shares of Common Stock.

Securities Outstanding Prior to the
  Offering............................  1,200,000 shares of Common Stock(1)
                                        72,264 shares of 9% Convertible Redeemable Preferred Stock(2)
                                        800,000 shares of 8% Convertible Preferred Stock(3)
                                        462,500 Private Warrants(4)

Securities Outstanding After the
  Offering............................  2,910,281 shares of Common Stock(1)(3)(5)(6)
                                        462,500 Warrants(4)

Use of Proceeds.......................  The net proceeds from the sale of the securities offered hereby will be used (i) for the construction of capital
                                        improvements at airport facilities in which the Company has currently secured a concession; (ii) to redeem up to 33% of the Company's existing 8% Convertible Preferred Stock; (iii)
                                        to redeem all of the Company's existing 9% Convertible
                                        Redeemable Preferred Stock; (iv) to repay an SBA loan; and (v)
                                        for working capital purposes. See "USE OF PROCEEDS."

NASDAQ Small Cap Market Symbol........  "CHST"

------------------------

(1) Does not include (i) 100,000 shares of Common Stock issuable in connection with the repurchase of certain concession rights at the Denver International Airport from a franchisee; (ii) up to 35,000 shares of Common Stock issuable upon the exercise of outstanding options exercisable at $1.00 per share; or
    (iii) up to 20,000 shares of Common Stock issuable upon conversion of outstanding promissory notes. See "CERTAIN TRANSACTIONS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

(2) Each share of outstanding 9% Convertible Redeemable Preferred Stock is convertible into the Company's Common Stock. The 9% Convertible Redeemable Preferred Stock was called for redemption prior to the effectiveness of the offering. Holders of the 9% Convertible Redeemable Preferred Stock will receive cash and a nominal amount of Common Stock. See "USE OF PROCEEDS" and "DESCRIPTION OF SECURITIES."

(3) The Company redeemed 33% of the 8% Convertible Preferred Stock at ninety percent of the public offering price of the Common Stock. Each remaining share of 8% Convertible Preferred Stock automatically converted to one share of Common Stock on the effective date of this offering. See "USE OF PROCEEDS" and "DESCRIPTION OF SECURITIES."

(4) Includes 462,500 Warrants issuable upon the exchange of 462,500 warrants (the "Private Warrants") acquired by the Selling Securityholders in the Company's private placements completed in January and February 1997 (collectively, the "Private Placement"). See "SHARES ELIGIBLE FOR FUTURE SALE." Each Private Warrant was exchanged for a Warrant on the effective date of this offering. See"DESCRIPTION OF SECURITIES."

(5) Gives effect to: (i) the redemption of the Company's 72,264 outstanding shares of 9% Convertible Redeemable Preferred Stock in exchange for cash and a nominal amount of Common Stock; (ii) the redemption of 33% of the 8% Convertible Redeemable Preferred Stock; (iii) the automatic conversion of the remaining shares of 8% Convertible Preferred Stock into 536,000 shares of Common Stock. See "USE OF PROCEEDS" and "DESCRIPTION OF SECURITIES."

(6) Does not include: (i) the exercise of any Warrants; (ii) up to 172,500 shares of Common Stock issuable upon exercise of the Underwriter's overallotment option; (iii) up to 115,000 shares of Common Stock issuable upon exercise of the Representative's Warrant. See "CERTAIN TRANSACTIONS" and "UNDERWRITING."

                             SUMMARY FINANCIAL DATA

    The financial data for the years ended December 31, 1995 and 1996 presented below is derived from the Company's audited financial statements included elsewhere in this Prospectus. The selected financial data for the three months ended March 31, 1996 and 1997 are derived from unaudited financial statements of the Company, which are included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position of the Company and its results of operations for the indicated periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of results to be expected for any future period. The following selected financial data should be read in conjunction with the consolidated financial statements and the related notes thereto included in this Prospectus.

STATEMENTS OF OPERATIONS DATA:

                                                   YEAR ENDED          THREE MONTHS ENDED
                                                  DECEMBER 31,             MARCH 31,
                                              --------------------  ------------------------
                                                1995       1996        1996         1997
                                              ---------  ---------  -----------  -----------
                                                                    (UNAUDITED)  (UNAUDITED)
Total Revenues..............................  $2,059,607 $5,691,645  $1,121,811   $2,055,781
Net Income (Loss)...........................   (578,962)   187,574      (2,965)      18,514
Net Income (Loss) Attributable to Common
  Stock.....................................   (638,962)   121,574     (17,465)     (11,986)
Net Income (Loss) per Common Share(1).......       (.53)       .10        (.02)        (.01)
Weighted Average Number of Shares
  Outstanding...............................  2,000,000  2,000,000   2,000,000    2,221,733

BALANCE SHEET DATA:

                                               DECEMBER 31, 1996        MARCH 31, 1997
                                               -----------------  ---------------------------
                                                    ACTUAL          ACTUAL     AS ADJUSTED(2)
                                               -----------------  -----------  --------------
                                                                  (UNAUDITED)   (UNAUDITED)
Working Capital..............................     $  (938,224)       382,772        999,187
Total Assets.................................       2,831,455      4,309,325      6,323,240
Long-Term Debt...............................       1,254,683      1,176,068      1,026,068
Total Shareholder's Equity (deficit).........        (666,935)     1,351,841      4,459,891

------------------------

(1) Calculated based on the net income applicable to the Common Stock, after accounting for cumulative dividends on the outstanding 9% Convertible Redeemable Preferred Stock.

(2) Adjusted to reflect the receipt of the net proceeds of the sale of Common Stock by the Company in this offering after (i) deducting offering expenses of $480,250 including the nonaccountable expense allowance; and (ii) application of the net proceeds of the offering, including $1,570,000 to acquisition or construction of new concession facilities, $1,069,200 for redemption of 264,000 shares of the Company's 8% Convertible Preferred Stock, and $917,135 for redemption of the Company's 9% Convertible Redeemable Preferred Stock. See "USE OF PROCEEDS".

                                  RISK FACTORS

    THE PURCHASE OF THE COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION CONTAINED IN THIS PROSPECTUS AND, IN PARTICULAR, THE FOLLOWING FACTORS WHICH COULD ADVERSELY AFFECT THE OPERATIONS AND PROSPECTS OF THE COMPANY, BEFORE MAKING A DECISION TO PURCHASE ANY COMMON
STOCK:

    FORWARD-LOOKING STATEMENTS. The following cautionary statements are made pursuant to the Private Securities Litigation Reform Act of 1995 in order for the Company to avail itself of the "safe harbor" provisions of that Act. The discussions and information in this Prospectus may contain both historical and forward-looking statements. To the extent that the Prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, general decreases in air travel, intense competition, including entry of new competitors, increased or adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower revenues and net income than forecast, loss of airport concession bids or existing locations, price increases for supplies, inability to raise prices, failure to obtain new concessions, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Prospectus.

    OPERATING LOSSES AND WORKING CAPITAL DEFICIT. During the fiscal years ended 1995 and 1996, the Company experienced net losses of $(578,962) and net income of $187,574, respectively, including nonrecurring losses of $(403,738) in 1995 relating to the costs of a private placement of 9% Convertible Redeemable Preferred Stock and an attempted public offering of the Company's stock. As of March 31, 1997, the Company had an accumulated deficit of $(2,158,333), working capital of $382,772 and shareholders' equity of $1,351,841. The Company has only recently begun to operate profitably. The Company intends to expand its business, open more airport concession facilities, and diversify its concession business, but there can be no assurance that the Company's efforts in this regard will be successful. If the Company cannot maintain operating profitability or positive cash flow, it may not be able to meet its working capital requirements, which could have a material adverse effect on the Company. See "BUSINESS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "FINANCIAL STATEMENTS."

    DEPENDENCE ON PROCEEDS OF OFFERING; NEED FOR ADDITIONAL CAPITAL. The Company is dependent on and intends to use all the net proceeds of this offering to build and operate recently awarded food, beverage and other concessions at specific airports, and to redeem a portion of its outstanding 8% Convertible Preferred Stock and all of its outstanding 9% Convertible Redeemable Preferred Stock. See "USE OF PROCEEDS." The Company will be required to raise additional capital in the future in order to have sufficient funds to implement its business and marketing plans. The Company has recently been awarded two concessions to operate a total of five food and beverage facilities at the Des Moines Airport and JFK International Airports. The Company has also entered into an agreement to acquire two additional concessions at the Sioux Falls Airport. In securing these concessions, the Company has agreed to spend approximately $1.95 million for capital improvements at these airports. The Company has not yet secured funding to make these capital improvements and the proceeds of this offering will not be sufficient to complete these capital improvements. Failure to commence construction of these capital improvements in a timely fashion will result in cancellation of these concessions. In the future, the Company may not have adequate capital to bid, win, retain or service concession contracts, hindering its growth or forcing it to franchise valuable locations that it would otherwise prefer to operate directly. In addition, the Company presently utilizes equipment leasing to finance some of its operations. Additional lease financing with rates acceptable to the Company may not be available, in which case the Company will be required to raise additional capital or cease its expansion program until such financing or capital is made available, if ever. See "USE OF PROCEEDS," "MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION -- Liquidity and Capital Resources," and "BUSINESS."

    NO ASSURANCE OF PROFITABILITY. The Company's business is speculative and dependent upon the acceptance of the Company's business concept, food and service by potential customers, the ability of the Company to win concession contracts and keep labor and other operating costs within acceptable parameters, and the general effectiveness of the concession managers and restaurant franchisees. The Company has experienced net losses from its restaurant franchising operations in the past. Through December 31, 1995, before the Company commenced significant concession operations, the Company had an accumulated operating deficit of $(712,509). Moreover, the Company's existing airport concessions are not all operating profitability. There is no assurance that the Company will earn significant revenues or profits from any segment of its business. Investors cannot be guaranteed against a loss of their entire investment.

    DEPENDENCE ON AIRPORT CONCESSION BUSINESS. The Company is currently dependent on the airport concession business for substantially all of its revenues and expects such dependence to continue for the foreseeable future. The concession business is highly competitive and subject to the uncertainties of the bidding and proposal process. Sophisticated bid packages and persuasive presentations are required in order to have an opportunity to win concession contracts at airports and other public venues. While there are thousands of airport concessions nationwide, the majority of those concessions are located in the largest 150 airports, resulting in a relatively small market for airport concessions. Concession business operators such as the Company must maintain their reputations with the various airport authorities and other government, quasi government and public agencies in order to remain eligible to win contracts. The terms and conditions of concession contracts must be carefully analyzed to ensure that they can be profitable for the Company. The failure of any single concession could have an adverse impact on the Company's reputation with airport authorities generally, and hinder the Company's ability to renew existing concessions or secure new ones. There is no assurance that the Company will continue to be awarded concession contracts by airports or by any other public venue, that the concession contracts will be profitable, or that the Company will not lose contracts that it has been awarded. See "BUSINESS -- General."

    LIMITED EXPERIENCE IN MANAGING EXPANSION. Although the Company intends to pursue a strategy of aggressive growth and will seek to significantly increase the number of Company-owned food and beverage and other airport concession facilities, the Company has limited experience in effectuating rapid expansion or in managing a large number of facilities which are geographically dispersed. The Company's proposed expansion will be dependent on, among other things, its ability to win concession contracts, its ability to build and operate concession businesses, market acceptance for the Company's food and beverage concepts, the availability of suitable sites, timely development and construction of facilities, the hiring of skilled management and other personnel, the general ability to successfully manage growth (including monitoring facilities, controlling costs and maintaining effective quality controls), and the availability of adequate financing. See "BUSINESS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    CONCESSIONS SUBJECT TO SET ASIDES AND SPECIAL REQUIREMENTS. A request for proposal from an airport or other public facility typically establishes a requirement for participation by minority owners, operators or contractors. The Federal Aviation Administration's rules generally require some participation by entities or persons who qualify as disadvantaged business enterprises ("DBE"). The Company has historically qualified as a DBE but may no longer meet the criteria after the Private Placement and this offering. Certain existing concession contracts owned by the Company designate the Company as a DBE and may have to be reaffirmed. Management believes that the Company will maintain all of its contracts after this offering and can continue to satisfy DBE rules by hiring or contracting with minority parties or other entities qualifying as DBEs, if required. However, it has not discussed with any airport authority the possible impact of its change in status; nor has the Company attempted to reaffirm any existing contract. While the Company does not believe that a change in its ownership will have a material adverse impact on its ability to secure concessions, there is no assurance that a change in the Company's ownership structure will not cause an airport authority to cancel an existing contract with the Company, or cause the Company to lose bids that it otherwise would have been awarded. See "BUSINESS -- Government Regulation."

    POSSIBLE EARLY TERMINATION OF CONCESSIONS. Certain airport authorities or airlines that operate concession locations provide in their concession agreements for the right to reacquire the concession from the concessionaire upon reimbursement of equipment and build out costs and, sometimes, a percentage of anticipated profits during the balance of the concession term. Certain of the Company's concession contracts provide for such early termination. See "BUSINESS -- The Concession Business." To date, the Company has not had any of its concessions terminated, and the Company has not received notice that any airport authority is contemplating the termination of any of the Company's concessions.

    POSSIBLE DELAY IN COMMENCEMENT OF CONCESSION OPERATIONS The commencement of the Company's concession operations at any airport location are subject to a number of factors which are outside the Company's control, including construction delays and decisions by airport authorities to delay the opening of concessions. The Company has, in the past, experienced delays in commencing operations because of decisions by airport authorities. The Company's franchisee had completed capital improvements for a facility at the Denver International Airport, only to have the airport authority close the concourse when a major airline withdrew its operations from that airport. The Company has also been asked to delay commencement of its operations at the JFK International Airport. Consequently, the Company bears the risk that after a concession has been awarded, it may be asked to delay the completion of capital improvements or operations at completed facilities. Any such delay or requirement by an airport authority for the Company to construct facilities during peak travel periods would adversely impact the Company's financial projections and cash flow planning, and may have a material adverse impact on the Company's financial position.

    DEPENDENCE ON MANAGEMENT. The Company's success will depend largely upon the Company's management. While management has had previous experience in concession and restaurant operations, there can be no assurance that the Company's operations will be successful. Sayed Ali, Chairman of the Board, President and Chief Executive Officer of the Company, has entered into a five-year employment agreement with the Company which commenced on January 1, 1997. The Company is currently negotiating an employment agreement with Fred R. Kaplan, its Chief Financial Officer. In the event of a loss of the services of Mr. Ali, Mr. Kaplan or any of the other key members of the Company's management, the Company could be materially adversely affected because there is no assurance that the Company could obtain successor management of equivalent talent and experience. The Company is currently listed as beneficiary of a $220,000 key man life insurance policy which Mr. Ali owns and is pledged as security for an SBA loan. In addition, the Company has recently obtained a $1,000,000 key man policy on Mr. Ali which the Company owns. See "MANAGEMENT -- Directors and Executive Officers" and "MANAGEMENT -- Employment Agreements."

    NEED TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT. Given the Company's stage of development, the Company is dependent upon its ability to identify, hire, train, retain and motivate highly qualified personnel, especially management personnel which will be required to supervise the Company's expansion into various geographic areas. There can be no assurance that the Company will be able to attract qualified personnel or that the Company's current employees will continue to work for the Company. The failure to attract, assimilate and train key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "MANAGEMENT."

    LIMITED MANAGEMENT EXPERIENCE IN CONCESSION BUSINESS. Prior to 1994, the Company's business focused on the sale of restaurant franchises. While the Company acquired its first airport concession in 1990, that too was operated under a franchise arrangement. It was not until mid 1996 that the Company's airport concession business began to expand rapidly. In connection with the growth in its concession business, the Company is also expanding from providing single food and beverage concessions to providing multiple location and master concession services. Because of the Company's recent transition into non-food and beverage services, the Company's management has limited experience in the aspects of the Company's business which are developing rapidly. Moreover, the transition of business focus to the airport concession business has placed, and will continue to place, a strain on the Company's management, operational, financial and accounting resources. To continue the ongoing execution of its business plan, while at the same time managing the concessions that it is already operating, the Company must, among other things, locate and successfully bid for new concession contracts, design and implement themes and co-branding arrangements for those concessions, acquire equipment and personnel to staff those locations, manage its quality control and distribution of product to its various concessions and franchisees, supervise its existing and future restaurant and concession franchisees to protect its business reputation, and otherwise manage growth in a changing business environment. There can be no assurance that the Company can successfully manage these processes given the Company's limited resources. See "BUSINESS."

    HIGHLY COMPETITIVE INDUSTRY DOMINATED BY LARGER COMPETITORS. The Company competes with certain national and several regional companies to obtain the rights from airport and other authorities to operate food, beverage, news, gift, merchandise and inflight catering concessions. The airport concession market is principally serviced by several companies which are significantly larger than the Company, including, but not limited to, Host Marriott Services, Inc., CA One Services, Concessions International, and Ogden Food Services. In general, the concession, restaurant and franchising industries are highly competitive with respect to price, service, food quality and location, and there are numerous well-established competitors possessing substantially greater financial, marketing, personnel and other resources than the Company. These competitors include national, regional and local chains, many of which specialize in or offer products similar to those offered by the Company. Many of the Company's competitors have achieved significant brand name and product recognition. They engage in extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter new markets or introduce new products. There can be no assurance that the Company will be able to compete successfully in its chosen markets. See "BUSINESS -- Competition."

    LIABILITY FOR FRANCHISE LEASES. The Company has, on occasion, entered into a restaurant lease or concession agreement directly with the landlord or airport, and then assigned the lease or concession to a franchisee that will operate in the location. While the Company intends to focus on concessions which it operates, it may grant additional restaurant or concession franchises from time to time in the future. After the assignment to the franchisee, the Company often remains liable on the lease. In such cases, the Company is subject to the risk of a default on the lease by the franchisee, which would expose the Company to liability and may force it to assume control of a location from the franchisee. The Company could incur substantial unanticipated costs in the event of such a default. The Company is ultimately responsible for the lease payments arising out of the Denver International Airport and John Wayne Airport concessions which are currently operated by franchisees. In addition the Company subleases a restaurant to a restaurant franchisee. Those leases call for minimum monthly rentals in the amount of $6,659, $10,833 and $3,600 respectively. The Company is currently negotiating the acquisition of the Denver International Airport concessions from the existing franchisee. See "CERTAIN TRANSACTIONS." Taking into account the consummation of that transaction, the Company's aggregate obligation for the remaining two leases was $635,100 as of March 31, 1997.

    DEPENDENCE UPON CONTINUING APPROVALS FROM GOVERNMENT REGULATORY
AUTHORITIES. The food and beverage service industry is subject to various federal, state and local government regulations, including those related to health, safety, wages and working conditions. While the Company has not experienced difficulties in obtaining necessary government approvals to date, the failure to obtain and retain food licenses or any other governmental approvals could have a material adverse effect on the Company's operating results. Moreover, the Company's failure to meet government regulations could result in the temporary closure of one or more of its concession facilities, restaurants or the food preparation center, any of which would have a material adverse impact on the Company's financial condition and result of operations. In addition, operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar matters over which the Company has no control. See "BUSINESS -- Government Regulation." The Company is also subject to federal and state laws, rules and regulations that govern the offer and sale of franchises. To offer and sell franchises, the Company is required by the Federal Trade Commission to furnish to prospective franchisees a current franchise offering disclosure document. In addition, in certain states, the Company is required to register with such states and to provide prescribed disclosures. There can be no assurance that the Company will be able to comply with existing or future franchise regulations. The Company is also subject to a number of state laws that regulate certain substantive aspects of the franchisor/franchisee relationship. The franchisor/franchisee relationship may expose the Company to increased risk of liability to either its franchisees or third parties. See "BUSINESS -- Franchise Operations" and "BUSINESS -- Government Regulation."

    NO ASSURANCE OF ENFORCEABILITY OF TRADEMARKS. The Company utilizes trademarks in its business. While the Company intends to file federal trademark registrations for certain of its trademarks, it has not yet done so. There can be no assurance, that the Company will be granted registration for such trademarks or that the Company's marks do not or will not violate the proprietary rights of others, that the Company's marks would be upheld if challenged or that the Company will not be prevented from using its marks, any of which could have a material adverse effect on the Company. Should the Company believe that its trademarks are being infringed upon by competitors, there can be no assurance that the Company will have the financial resources necessary to enforce or defend its trademarks and service marks. See "BUSINESS -- Trademarks."

    SEASONALITY. Because the Company's airport concession business is dependent on pedestrian traffic at domestic airports, the Company experiences some seasonality consistent with enplanements and general air traffic patterns. Accordingly, the Company's revenues and income are generally expected to be lowest in the first quarter of the year and become progressively stronger through the fourth quarter, which includes the holiday travel periods. See "BUSINESS -- Seasonality."

    CONTROL BY PRINCIPAL SHAREHOLDERS. Following completion of this offering, the principal shareholder of the Company, Mr. Sayed Ali, will beneficially own approximately 32% of the outstanding shares of capital stock of the Company. Accordingly, Mr. Ali will have significant influence over the outcome of all matters submitted to the shareholders for approval, including the election of directors of the Company. See "PRINCIPAL AND SELLING STOCKHOLDERS."

    PAST TRANSACTION WITH AN AFFILIATED PERSON. Within the past two years, the Company has entered into transactions with an affiliated person. These transactions have involved the payment to the affiliate of an aggregate of $221,000, and the issuance of 155,000 shares of Common Stock and an option to purchase an additional 35,000 shares of Common Stock at an exercise price of $1.00 per share in connection with services rendered to the Company. This transaction was determined without arms-length negotiation and necessarily involved conflicts of interest between the affiliate and the Company. See "CERTAIN TRANSACTIONS."

    LIMITATION OF DIRECTORS' LIABILITY. The Company's Articles of Incorporation provide, as permitted by California law, that its directors shall have no personal liability for certain breaches of their fiduciary duties to the Company. This provision may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty. In addition, the Company's Bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by California law. See "MANAGEMENT."

    RISKS INHERENT IN CO-BRANDING AND LICENSING. The Company has in the past sought, and in the future may seek, to expand its product offerings at airport concessions through entering into arrangements with other food and beverage providers. These arrangements typically involve obtaining a license to use another party's franchise name and product recipes ("co-branding"). If the Company should ever fail to comply with the terms of any such arrangement, it will run a risk that the arrangement will be terminated and it will lose the license to operate and sell products under that brand name. This may result in disruption to one or more airport concessions at which such co-branding arrangements have been used, while new product is sought and new improvements are constructed to effect the transition. Moreover, the loss of key co-branding agreements may have an adverse impact on the reputation of the Company with airport concession authorities, all of which would have a material adverse effect on the Company's business and financial condition. See "BUSINESS -- The Concession Business."

    RISKS INHERENT IN FOOD AND BEVERAGE SERVICE. The food and beverage service business is affected by changes in consumer tastes, national, regional and local economic conditions, the availability and cost of labor, demographic trends, traffic patterns and competing facilities. The food and beverage service business is competitive and the success of a facility depends on the personal tastes of its potential customers, its location, the quality of its food and service, and several other factors that render it difficult to predict the future operating results of the Company. In the past, the Company has had to close unsuccessful restaurants and some of its restaurant franchisees have had the same experience. Competition is intense for quality locations. New food and beverage businesses often fail and new ones are continually being opened to challenge existing establishments. See "BUSINESS -- Franchise Operations."

    RISKS RELATING TO FRANCHISING. Restaurant franchising is competitive and highly regulated. The Company's restaurant franchise operations have not been successful to date. Although all of the restaurant franchisees are current in their payments to the Company for supplies and bakery goods, currently 10 out of the Company's 11 restaurant franchisees are in default on their monthly royalty payments to the Company. The aggregate amount of royalty payments due and unpaid to the Company each month is approximately $3,500. The Company has not included these royalties as income or accrued any amount of these royalties on its financial statements because of management's belief that these royalties are not likely to be collected. To date, the Company has not actively sought to collect defaulted royalty payments. Although the Company has a current Franchise Offering Circular in effect, it is not actively marketing restaurant or concession franchises at this time. The Company has not sold a new franchise since early 1994. The Company expects franchise operations to become a smaller percentage of the Company's overall business. No assurances can be given regarding the scope or success of the Company's future franchising business. See "BUSINESS -- Franchise Operations."

RISK FACTORS RELATED TO THIS OFFERING

    OFFERING PRICES ARBITRARILY DETERMINED. The offering price of the Common Stock being offered hereby was determined by negotiation between the Company and the Representative and is not necessarily related to the Company's assets, book value, financial condition or any other recognized criteria of value. The offering price should not be considered to be indicative of the actual value of the Company. See "UNDERWRITING."

    ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE. No public market for the Company's Common Stock has existed prior to this offering. No assurance can be given that an active trading market in the Company's Common Stock will develop after the completion of this offering or, if developed, that it will be sustained. No assurance can be given that the market price of the Company's Common Stock will not fall below the initial public offering price. The Company believes factors such as quarterly fluctuations in financial results and announcements of concession awards or regulatory developments in the airport concession business may cause the market price of the Company's Common Stock to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high unemployment, may adversely affect the market price of the Company's Common Stock.

    IMMEDIATE DILUTION. A purchaser in this offering will experience immediate and substantial dilution of $2.98 per share or 66% because this offering price of the shares of Common Stock will exceed the net pro forma tangible book value per share of the Company's Common Stock. Additional dilution to public investors, if any, may result to the extent that the Warrants, the Representative's Warrant, and existing options are exercised at a time when the net tangible book value per share of Common Stock exceeds the exercise price of any such securities. See "DILUTION."

    UNDERWRITERS' INFLUENCE ON THE MARKET. A significant number of the shares of Common Stock will be sold to customers of the Underwriters. Such customers may subsequently engage in transactions for the sale or purchase of such securities through or with the Underwriters. Although they have no legal obligation to do so, the Underwriters from time to time in the future may make a market in and otherwise effect transactions in the Company's securities. To the extent the Underwriters do so, they may be a dominating influence in any market that might develop and the degree of participation by the Underwriters may significantly affect the price and liquidity of the Company's securities. Such market making activities, if commenced, may be discontinued at any time or from time to time by the Underwriters without obligation or prior notice. Depending on the nature and extent of the Underwriters' market making activities and retail support of the Company's securities at such time, the Underwriters' discontinuance could adversely affect the price and liquidity of the Company's securities.

    CONTINUED INVOLVEMENT WITH THE REPRESENTATIVE. The Company has entered into or will enter into, one or more agreements with the Representative in connection with this offering, including a financial consulting agreement pursuant to which the Company will retain the Representative to provide advice concerning corporate financing issues. See "UNDERWRITING."

    NO DIVIDENDS ON COMMON STOCK. The Company has not paid any dividends on its Common Stock and does not anticipate payment of any cash dividends on its Common Stock in the foreseeable future. The Company is currently a party to an SBA loan agreement which prohibits the Company from redeeming stock or paying dividends without the lender's prior written consent. See "DIVIDEND POLICY."

    POSSIBLE DELISTING OF SECURITIES FROM THE NASDAQ SMALLCAP MARKET. Although the Company's Common Stock has been approved for listing on the Nasdaq SmallCap Market, following completion of this offering, the Company will have to maintain certain minimum financial requirements for continued inclusion on Nasdaq. While Nasdaq has issued proposed changes to the listing and maintenance requirements for the SmallCap Market, the Company believes it would meet the proposed requirements upon completion of this offering. If the Company is unable to satisfy Nasdaq's maintenance requirements, the Company's securities may be delisted from Nasdaq. In such event, trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities could be impaired, not only in the number of securities which could be bought and sold, but also through delays in the timing of the transactions, reductions in the number and quality of security analysts' and the news media's coverage of the Company, and lower prices for the Company's securities than might otherwise be attained.

    RISK RELATING TO LOW-PRICE OR "PENNY STOCKS." If the Company's securities were to be delisted from Nasdaq, they could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market. If the Company's securities become subject to this rule, market liquidity for the Company's securities could be severely adversely affected.

    FUTURE ISSUANCE OF STOCK BY THE COMPANY. Following the completion of this offering, the Company will have outstanding 2,910,281 shares of Common Stock out of a total of 20,000,000 shares of Common Stock authorized. The remaining shares of Common Stock not issued or reserved for specific purposes may be issued without any action or approval of the Company's shareholders. See "DESCRIPTION OF SECURITIES -- Common Stock." The Company has currently authorized 2,000,000 shares of Preferred Stock, of which 72,264 were issued as 9% Redeemable Convertible Preferred Stock and 800,000 were issued as 8% Convertible Preferred Stock. The Board of Directors has been granted the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, the Board of Directors could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividends before dividends would be declared to common shareholders, and the right to the redemption of such shares, together with a premium. There can be no assurance that the Company will not undertake to issue additional shares if it deems the issuance appropriate. In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval. The ability of the Board to issue one or more series of Preferred Stock without further shareholder approval could have the effect of delaying, deterring or preventing a change in control of the Company or otherwise making it more difficult for a person to acquire control of the Company. The issuance of additional shares of Common Stock or Preferred Stock could result in significant dilution to existing shareholders. See "DILUTION."

    SHARES ELIGIBLE FOR FUTURE SALE. As of March 31, 1997, 1,200,000 shares of the Company's Common Stock were issued and outstanding, with an additional 800,000 issuable upon automatic conversion of the 8% Convertible Preferred Stock. The 1,200,000 shares of Common Stock are "restricted securities" and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. 264,000 of the 800,000 shares issuable upon conversion of the 8% Convertible Preferred Stock are being redeemed by the Company from the proceeds of this offering. The remaining 536,000 shares are being registered by the Company for resale by certain selling securityholders in the Registration Statement of which this Prospectus is a part. Of the 2,000,000 shares outstanding prior to this offering (including the 800,000 shares issuable upon conversion of the 8% Convertible Preferred Stock), 1,200,000 shares are subject to a one-year lock-up, 264,000 are being redeemed by the Company in connection with this offering, and 536,000 shares are being registered for resale are subject to a 270-day lock-up agreement with the Representative. An additional 24,281 shares of Common Stock will be issued as restricted securities as a result of the Company's redemption of the 9% Redeemable Convertible Preferred Stock.

    In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above. See "SHARES ELIGIBLE FOR FUTURE SALE."

    The Company has outstanding vested options exercisable to purchase 35,000 shares of Common Stock at an exercise price of $1.00 per share. The Company has also issued promissory notes for an aggregate of $90,000 which are convertible, at the option of the holder, into Common Stock. The Company also has outstanding Private Warrants exercisable to purchase 462,500 shares of Common Stock, which Private Warrants are being converted into Warrants and registered concurrently with this offering. In addition, the Company is authorized to issue an additional 280,000 options under the Company's 1997 Stock Option Plan. Following completion of this offering, assuming no exercise of the Underwriter's over-allotment option, the Company will have outstanding Warrants exercisable to purchase, in the aggregate, 462,500 shares of Common Stock at a price of $5.40 per share. The Company has undertaken to register and maintain registration for sale under the Securities Act all shares issuable upon exercise of those Warrants. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Actual sales or the prospect of future sales of shares of Common Stock under Rule 144 may have a depressing effect upon the price of the Common Stock and the market therefor.

                                USE OF PROCEEDS

    The net proceeds to be received by the Company from the sale of Common Stock offered hereby is estimated to be $4,177,250 after deducting the Underwriter's discounts and nonaccountable expense allowance, and the other estimated offering expenses payable by the Company. Such proceeds are intended to be used for the purposes set forth below.

                                                  APPROXIMATE
                                                 AMOUNT OF NET  PERCENTAGE OF
          USE OF PROCEEDS                          PROCEEDS     NET PROCEEDS
------------------------------------             -------------  -------------
Acquisition of Concession Facilities
  Denver International Airport......  $ 250,000
  Sioux Falls Airport...............    120,000
                                      ---------
    Total...........................              $   370,000           8.9%
Capital Improvements
  Allentown Airport.................    300,000
  Columbia Airport..................    150,000
  Cedar Rapids Airport..............    150,000
  Denver Airport (two locations)....    600,000
                                      ---------
    Total...........................                1,200,000          28.7
Redemption of 8% Preferred Stock....                1,096,200          26.3
Redemption of 9% Preferred Stock....                  917,135          21.9
Repayment of SBA Loan...............                  150,000           3.6
Working Capital.....................                  443,915          10.6
                                                 -------------  -------------
Total...............................              $ 4,177,250         100.0%
                                                 -------------  -------------

    The Company has entered into a letter of intent to acquire the concession rights from the existing franchise at the Denver International Airport. Those rights include an operating concession, one improved but nonoperating concession, and the right to construct and operate two additional locations at the Denver International Airport. The funds allocated to this acquisition represent the cash portion of the purchase price. In addition, the Company has entered into an oral agreement to acquire certain assets and contract rights from an existing concessionaire at the Sioux Falls Airport. The funds allocated to this acquisition represent the full purchase price for the assets and contract rights. If either of these transactions are not consummated, the amounts allocated will be transferred to a construction and acquisition reserve established by the Company. See "CERTAIN TRANSACTIONS."

    The amounts allocated to capital improvements at Allentown, Columbia, Cedar Rapids and Denver comprise all of the funds necessary to complete improvements for concessions at those airports.

    The Company redeemed 33% of the 8% Convertible Preferred Stock for cash, at ninety percent of the public offering price of the Common Stock. The figure set forth above includes redemption of an aggregate of 264,000 shares.

    The Company obtained a $220,000 SBA loan in September 1992. The SBA loan is payable in monthly installments of $2,770 and matures in October 2002. The loan agreement for the SBA loan provides that the Company will not redeem securities or issue any dividends without the lender's prior consent. The Company did not secure the lender's consent to the redemption of the 9% Redeemable Convertible Preferred Stock and 8% Convertible Preferred Stock. As a result, the lender may call the SBA loan prior to its maturity. If the lender does not call the loan, the funds reserved for repayment will be added to working capital.

    The balance of the proceeds from this offering will be used for working capital purposes. A substantial portion of the working capital is expected to be applied to engineering and architectural fees in connection with the construction of capital improvements at the Company's concession facilities located at the Sioux Falls, JFK and Des Moines airports.

    Pending use of the net proceeds for the purposes set forth above, the Company intends to invest such funds in short-term, interest-bearing, investment grade obligations. The amounts set forth above represent the Company's present intentions for the use of the proceeds from this offering. Actual expenditures could vary considerably depending upon many factors, including, without limitation, changes in economic conditions, unanticipated complications, delays and expenses, or the availability of alternative financing. Any reallocation of net proceeds of this offering will be made at the discretion of the Board of Directors but will be in furtherance of the Company's strategy as described in this Prospectus.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of March 31, 1997, and (ii) as adjusted to give effect to the completion of this offering, assuming the sale by the Company of 1,150,000 shares of Common Stock at a price of $4.50 per share and the application of the estimated net proceeds of this offering as described under "USE OF PROCEEDS." The financial data in the following table should be read in conjunction with the Company's financial statements and the notes thereto contained elsewhere in this Prospectus.

                                                                       MARCH 31, 1997
                                                                 --------------------------
                                                                   ACTUAL    AS ADJUSTED(2)
                                                                 ----------  --------------
Indebtedness:
  Long-term indebtedness(1)....................................  $1,176,068    $1,026,068
  Preferred Stock, no par value, 2,000,000 shares authorized,
    72,264 shares of 9% Convertible Redeemable Preferred Stock issued and outstanding, actual; -0- shares issued and
    outstanding, as adjusted...................................     722,635            --
Stockholders' Equity:
  Preferred Stock, no par value, 2,000,000 shares authorized,
    800,000 shares of 8% Convertible Preferred Stock issued and outstanding, actual; -0- shares issued and outstanding, as
    adjusted...................................................   2,030,762            --
  Common Stock, no par value, 20,000,000 shares authorized,
    1,200,000 issued and outstanding, actual; 2,910,281 shares
    issued and outstanding, as adjusted(3).....................     621,875     5,760,687
Additional Paid-In Capital.....................................     857,537       857,537
Accumulated Deficit............................................  (2,158,333)   (2,158,333)
                                                                 ----------  --------------
Total Shareholders' Equity (deficit)...........................   1,351,841     4,459,891
                                                                 ----------  --------------
Total Capitalization...........................................  $3,250,544    $5,485,959
                                                                 ----------  --------------
                                                                 ----------  --------------

------------------------

(1) Includes capital lease obligations of $1,006,243.

(2) Reflects (i) the redemption of all outstanding 9% Convertible Redeemable Preferred Stock; (ii) the redemption of 33% of the 8% Convertible Preferred Stock at ninety percent of the public offering price; and (iii) the automatic conversion of the balance of the 8% Convertible Preferred Stock into 536,000 shares of Common Stock.

(3) Does not include (i) up to 462,500 shares of Common Stock issuable upon exercise of the Warrants; (ii) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of concession rights from the Company's franchisee at the Denver International Airport; (iii) up to 35,000 shares of Common Stock issuable upon exercise of outstanding vested options;
    (iv) up to 20,000 shares of Common Stock issuable upon conversion of outstanding promissory notes; and (v) the issuance of up to 115,000 shares of Common Stock issuable upon exercise of the Representative's Warrant. See "SHARES ELIGIBLE FOR FUTURE SALE."

                                    DILUTION

    As of March 31, 1997, the net tangible book value of the Company was approximately $1,312,472 or approximately $1.09 per share of outstanding Common Stock. Net tangible book value per share consists of total assets less intangible assets and liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of the Common Stock as contemplated by this Prospectus, at an offering price of $4.50 per share of Common Stock, the pro forma net tangible book value at March 31, 1997, would have been $4,420,522, or approximately $1.52 per share. Thus, the purchasers of the Common Stock offered by this Prospectus will incur an immediate dilution of approximately $2.98, from the per share offering price. Holders of Common Stock may be subjected to additional dilution if any additional securities are issued as compensation or to raise additional financing. See "RISK FACTORS -- Dilution" and "SHARES ELIGIBLE FOR FUTURE SALE." The following table illustrates the dilution which investors participating in this offering will incur and the benefit to current shareholders as a result of this offering.

Price per Share...............................................             $    4.50
Pro Forma Net Tangible Book Value per Share before Offering...  $    1.09
Increase in Net Tangible Book Value per Share Attributable to
  Shares Offered hereby.......................................  $    0.43
Pro Forma Net Tangible Book Value per Share after Offering....             $    1.52
Dilution of Net Tangible Book Value per Share to Purchasers in
  this Offering...............................................             $    2.98

    The following table shows the number and percentage of shares of Common Stock acquired and the amount and percentage of consideration and average price per share paid by existing stockholders as of March 31, 1997, and to be paid by purchasers pursuant to this offering, before deducting the Underwriters' discount and other estimated offering expenses:

                           SHARES OF      PERCENT OF                                       AVERAGE
                            CAPITAL       OUTSTANDING      AGGREGATE        PERCENT         PRICE
                             STOCK       CAPITAL STOCK   CONSIDERATION        OF             PER
                           PURCHASED    AFTER OFFERING       PAID        CONSIDERATION      SHARE
                          ------------  ---------------  -------------  ---------------  -----------
Current Common
  Shareholders..........    2,000,000(1)        63.50%    $ 3,879,412(2)       42.85%     $    1.93
New Investors...........    1,150,000          36.50%       5,175,000         57.15%           4.50
                          ------------        ------     -------------       ------           -----
Total...................    3,150,000         100.00%     $ 9,054,412        100.00%      $    2.87
                          ------------        ------     -------------       ------           -----
                          ------------        ------     -------------       ------           -----

------------------------

(1) Gives effect to the conversion of the Company's 8% Convertible Preferred Stock into 800,000 shares of Common Stock. Does not include: (i) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of concession rights from the Company's franchisee at the Denver International Airport; (ii) up to 35,000 shares of Common Stock issuable upon the exercise of outstanding vested options at an exercise price of $1.00 per share, (iii) up to 20,000 shares issuable upon conversion of outstanding promissory notes, (iv) the redemption of 264,000 shares of 8% Convertible Preferred Stock or (v) 462,500 shares of Common Stock issuable upon exercise of the Private Warrants, which were exchanged for Warrants on the effective date of this offering.

(2) Includes shares issued in exchange for $121,875 of services rendered to the Company in 1995. See "CERTAIN TRANSACTIONS."

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on shares of its Common Stock. As of March 31, 1997 the Company had accrued approximately $172,500 of dividends on its 9% Convertible Redeemable Preferred Stock, which will be paid in connection with the redemption or conversion of such Preferred Stock which will be noticed prior to the effective date of this offering. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings and its need for funds. The Company is currently party to an SBA loan agreement which prohibits it from paying dividends on its Common Stock or Preferred Stock without the lender's prior consent. See "DESCRIPTION OF SECURITIES" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

                            SELECTED FINANCIAL DATA

    The financial data for the years ended December 31, 1995 and 1996 presented below is derived from the Company's audited financial statements included elsewhere in this Prospectus. The selected financial data for the three months ended March 31, 1996 and 1997 are derived from unaudited financial statements of the Company, which are included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position of the Company and its results of operations for the indicated periods. Operating results for the three months ended March 31, 1997 are not necessarily indicative of results to be expected for any future period. See "RISK FACTORS -- Seasonality." The following selected financial data should be read in conjunction with the Company's financial statements and the related notes included in this Prospectus.

STATEMENTS OF INCOME AND OPERATIONS:

                                                  YEARS ENDED            3 MONTHS ENDED
                                                  DECEMBER 31,             MARCH 31,
                                              --------------------  ------------------------
                                                1995       1996        1996         1997
                                              ---------  ---------  -----------  -----------
                                                                    (UNAUDITED)  (UNAUDITED)
REVENUES
  Concessions...............................  $1,226,861 $4,822,804  $ 891,842    $1,868,275
  Food Preparation Center Sales.............    669,907    742,434     195,604      154,997
  Franchise Royalties(1)....................    162,839    126,407      34,365       32,509
                                              ---------  ---------  -----------  -----------
      Total revenues........................  2,059,607  5,691,645   1,121,811    2,055,781
COST OF GOODS SOLD..........................    639,091  1,752,541     375,831      676,266
                                              ---------  ---------  -----------  -----------
GROSS PROFIT................................  1,420,516  3,939,104     745,980    1,379,515
OPERATING COSTS AND EXPENSES
  Payroll and other employee benefits.......    670,049  1,771,720     338,589      699,644
  Occupancy.................................    401,910  1,101,593     236,284      357,112
  General, administrative and selling
    expenses................................    462,960    683,097     139,517      238,917
                                              ---------  ---------  -----------  -----------
      Total operating costs and expenses....  1,534,919  3,556,410     714,370    1,295,673
                                              ---------  ---------  -----------  -----------
INCOME (LOSS) FROM OPERATION................   (114,403)   382,694      31,590       83,842
                                              ---------  ---------  -----------  -----------
INTEREST EXPENSE............................    (63,548)  (195,120)     34,555      (65,328)
OTHER INCOME................................      2,727         --          --           --
COST OF PRIOR OFFERINGS.....................   (403,738)        --          --           --
                                              ---------  ---------  -----------  -----------
                                               (464,559)  (195,120)     34,555      (65,328)
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
NET INCOME (LOSS)...........................  $(578,962) $ 187,574   $  (2,965)   $  18,514
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
NET INCOME (LOSS) APPLICABLE TO COMMON
  STOCK(2)..................................  $(638,962) $ 121,574   $ (19,465)   $ (11,986)
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
NET INCOME (LOSS) PER SHARE.................  $    (.32) $     .06        (.01)        (.01)
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
Weighted average number of shares
  outstanding...............................  2,000,000  2,000,000   2,000,000    2,221,733
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
Number of Company owned airport concession
  facilities operating at period end(3).....          3         13           6           13
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------

BALANCE SHEET DATA:

                                              AS OF
                                        DECEMBER 31, 1996
                                        -----------------
                                             ACTUAL
                                        -----------------                AS OF
                                                                    MARCH 31, 1997
                                                           ---------------------------------
                                                               ACTUAL
                                                           --------------
                                                            (UNAUDITED)     AS ADJUSTED(4)
                                                                           -----------------
                                                                              (UNAUDITED)
Working Capital.......................     $  (938,224)         382,772            999,187
Total Assets..........................       2,831,455        4,309,325          6,323,240
Long-Term Debt........................       1,254,683        1,176,068          1,026,068
Shareholder's Equity (Deficit)........        (666,935)       1,351,841          4,459,891

------------------------

(1) At December 31, 1995, December 31, 1996 and March 31, 1997, the Company had 15, 11 and 11 franchise restaurants operating, respectively.

(2) After this offering, all Preferred Stock will be either redeemed or converted into Common Stock.

(3) At the beginning of 1995 fiscal year, the Company operated a single airport concession at Aspen Airport and had one airport concession operated by a franchisee at Orange County. During 1995 it opened additional concession facilities at Los Angeles International Airport, Portland International Airport and a franchised operation at the Denver International Airport. During the year ended 1996, the Company commenced operations at 10 additional facilities at 7 additional airports. At March 31, 1997, the Company was operating 13 concessions and two franchise concessions. See "BUSINESS -- The Concession Business".

(4) Adjusted to reflect receipt of the net proceeds of the sale of Common Stock by the Company in this offering after (i) deducting offering expenses of $480,250, including the nonaccountable expense allowance; and (ii) the application of the net proceeds of the offering, including $1,570,000 for acquisition and construction of new concession facilities, $1,069,200 for redemption of 264,000 shares of the Company's 8% Convertible Preferred Stock, and $917,135 for redemption of the Company's 9% Convertible Redeemable Preferred Stock. See "USE OF PROCEEDS."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED HEREIN ARE FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS CONCERNING ANTICIPATED TRENDS IN REVENUES AND NET INCOME, THE MIX OF COMPANY REVENUES, PROJECTIONS CONCERNING OPERATIONS AND AVAILABLE CASH FLOW. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company commenced business in 1987 as an owner, operator and franchisor of French style cafes featuring hot meal croissants, fresh roasted gourmet coffee, fresh salads and pastas, fruit filled pastries, muffins and other bakery products. The Company currently has 11 restaurant franchises which operate independently from its airport concession business. The restaurant franchise business has never been profitable for the Company. Although the Company maintains a current offering circular on file with the FTC and various state authorities, the Company has not sold a new franchise since 1994. See "BUSINESS -- Franchise Operations."

    In 1990, the Company entered the airport food and beverage concession market when it was awarded a concession to operate a food and beverage location for John Wayne Airport in Orange County, California, which is operated by a franchisee. In 1994, the Company was awarded its first multiple concession contract for the Denver International Airport, where it was awarded a second concession in 1994 and two subsequent concessions in 1996. See "BUSINESS -- The Concession Business." The success of the franchisees operating the Orange County and Denver International Airport concessions prompted the Company to enter into the airport concession business. The move into the airport concession business has proved profitable for the Company to date. Since 1994, the Company has opened 18 concession locations at 13 airports. Two of the Company's current airport concessions operate at a loss. In 1996, the Company was awarded its first master concession contract for the airport in Cedar Rapids, Iowa, where it has the right to install and manage all food, beverage, news, gift and other services.

    As a result of this transition in its business, the Company's historical revenues have been derived from three principal sources: airport concession revenues, restaurant franchise royalties and wholesale sales from its food preparation center. These revenue categories comprise a fluctuating percentage of total revenues from year to year. On the average, since the beginning of 1995 approximately 81% of the revenues have come from food and beverage sales at Company operated concessions, approximately 16% have come from food preparation center sales to restaurant franchisees and sales to unaffiliated third parties, and approximately 3% have come from franchise royalties. The Company anticipates that additional revenue will be derived from other concession related services in addition to food and beverage, in particular as a result of the recent award of the master concession contract for the airport in Cedar Rapids, Iowa. Such merchandise sales currently account for less than 1% of revenues. However, the Company intends to bid for additional master concession contracts which would increase such merchandise sales in the future. See "BUSINESS -- The Concession Business."

    As of December 31, 1996, the Company had working capital of $(938,224). As of March 31, 1997, the Company had working capital of $382,772. Capital improvement costs incurred to meet the requirements of new airport concession contracts have placed substantial demands on the Company's working capital. In February 1997, the Company completed the Private Placement of its 8% Convertible Preferred Stock and its Private Warrants. The Private Placement raised proceeds of approximately $2,031,000. Working capital did not increase substantially from the Private Placement because nearly all of the proceeds were used to complete capital improvements at awarded concession locations.

    The Company expects to continue to have significant capital requirements in 1997 to finance the construction of new airport concessions, restaurants and other concession related businesses such as news & gifts, specialty, inflight catering and other services, including the ones already awarded in New York, Pennsylvania, South Carolina, Iowa, South Dakota and Colorado. Furthermore, the Company will have additional capital requirements to the extent that it wins additional contracts from its current and future airport concession bids.

RESULTS OF OPERATIONS

    The following table sets forth for the period indicated selected items of the Company's statement of operations as a percentage of its total revenues.

                                               FISCAL YEAR ENDED    3 MONTHS ENDED MARCH
                                                  DECEMBER 31,              31,
                                              --------------------  --------------------
                                                1995       1996       1996       1997
                                              ---------  ---------  ---------  ---------
Revenues:
  Concessions                                        59%        85%        80%        90%
  Food Preparation Center Sales                      33         13         17          8
  Franchise Royalties                                 8          2          8          2
                                              ---------  ---------  ---------  ---------
    Total Revenues                                  100%       100%       100%       100%
Cost of Goods Sold                                   31         31         34         33
                                              ---------  ---------  ---------  ---------
Gross Profit                                         69         69         66         67
Operating Costs and Expenses:
  Payroll and Employee Benefits                      33         31         30         34
  Occupancy                                          20         19         21         17
  General and Administrative                         22         12         12         12
Interest Expense                                      3          2          3          3
Other (Income) Loss                                  19          0          0          0
                                              ---------  ---------  ---------  ---------
Net Income (Loss)                                   (28)%         4%         0%         1%
                                              ---------  ---------  ---------  ---------
                                              ---------  ---------  ---------  ---------

    FISCAL YEAR ENDED DECEMBER 31, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER
     31, 1995

    REVENUES. The Company's gross revenues for the fiscal year ended December 31, 1996 were $5,691,645, compared to $2,059,607 for the fiscal year ended December 31, 1995. Revenues from concession activities increased $3,595,943 ($4,822,804 as compared to $1,226,861), and food preparation center sales increased $72,527 (from $669,907 to $742,434) while franchise royalties declined $36,432 (from $162,839 to $126,407). Substantially all of this increase is attributable to the increase in concession revenues as a result of the opening of a significant number of new concessions at airports in the United States during the year, and a full year's operation of Company and franchise owned airport concessions which had opened during fiscal 1995. At the beginning of 1995, the Company operated only the Aspen Airport concession. Consequently the 1995 figures reflect operations from the Aspen Airport for a full year as well as partial year operations of the Los Angeles and Portland concessions. The revenue figures for 1996 include ten additional concessions which opened during the fiscal year.

    COST OF GOODS SOLD. The cost of goods sold for the fiscal year ending December 31, 1996 was $1,752,541 compared to $639,091 for the fiscal year ending December 31, 1995. As a percentage of total revenues, the cost of goods sold remained consistent at 31% in 1995 and 1996.

    OPERATING COSTS AND EXPENSES. Operating costs and expenses for the fiscal year ended December 31, 1996 were $3,536,410, compared to $1,534,919 for the fiscal year ended December 31, 1995. Payroll expenses increased from $670,049 in 1995 to $1,771,720 in 1996. As a percentage of total revenues, payroll expense was 33% in 1995 and 31% in 1996, representing a modest decrease. The Company expects payroll expenses to increase in total dollar amounts with the addition of new concession facilities, and to decrease modestly as a percent of revenues as the Company implements certain control measures. General and administrative expenses increased from $462,960 in 1995 to $683,097 in 1996, decreased as a percentage of total revenues from 22% in 1995 and 12% in 1996. The decline in the general and administrative expenses from 1995 to 1996, as a percentage of total revenues, results from an increase of gross revenues while administrative expenses were held relatively constant. The Company added a Chief Financial Officer on February 1997 and may add additional administrative staff commensurate with its growth. Consequently, general and administrative expenses will be higher in 1997, and may represent a greater percentage of total revenues.

    INTEREST EXPENSE. Interest expense for the fiscal year ended December 31, 1996 was $195,120 compared to $63,548 for the fiscal year ended December 31, 1995. As a percentage of total revenues, interest expenses decreased from 3% to 2%.

    NET INCOME (LOSS). Net income for the fiscal year ended December 31, 1996 was $187,574 compared to a net loss of $(578,962) for the fiscal year ended December 31, 1995. Operating losses declined from $(114,403) in 1995 to an operating income of $382,694 in 1996. The improvement of the operating performance in 1996 reflects the Company's operating cost control measures, increased sales at Company owned airport concessions, and royalty and fee income from the Denver International Airport franchise concession. The Company incurred a nonrecurring loss of $(403,738) in 1995 for costs of a private placement and an attempted public offering of the Company's stock during 1995 which caused the overall net loss of the Company to be significantly greater in 1995 than its operating loss.

    SAME STORE SALES. The Company operated only one location during both the fiscal years ended December 31, 1995 and December 31, 1996, at Aspen, Colorado. Sales for the Aspen location were $333,062 for the fiscal year ended December 31, 1995 and $327,651 for the fiscal year ended December 31, 1996, for a decrease of $5,411, or 1.6%.

    THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
     1996

    REVENUES. The Company's gross revenues for the three months ended March 31, 1997 were $2,055,781 compared to $1,121,811 for the three months ended March 31, 1996, an increase of $933,970 or 83%. Revenues increased in 1997 because of the opening of new concessions at airports in the United States during the year, and a full year's operation of Company and franchise owned airport concessions which had opened during Fiscal 1996. Revenues from concession activities increased $976,433 ($1,868,275 as compared to $891,842), offsetting a slight decrease in food preparation center sales of $40,607 ($154,997 as compared to $195,604) and franchise royalties of $1,856 ($32,509 as compared to $34,365).

    COST OF GOODS SOLD. The cost of goods sold for the three months ended March 31, 1997 was $676,266 compared to $375,831 for the three months ended March 31, 1996. As a percentage of total revenues, the cost of goods decreased from 34% in 1996 to 33% in 1997.

    OPERATING COSTS AND EXPENSES. Operating costs and expenses for the three months ended March 31, 1997 were $1,295,673, compared to $714,390 for the three months ended March 31, 1996. Payroll expenses increased from $338,589 in 1996 to $699,644 in 1997. As a percentage of total revenues, payroll expense was 30% in 1996 and 34% in 1997. The increase in payroll expense was attributable to store management replacement and staff training in connection with the operation of new facilities that were opened during 1996. The Company expects payroll expenses to increase in total dollar amounts with the addition of new concession facilities, and to decrease modestly as a percent of revenues as the Company implements certain control measures. General and administrative expenses increased from $139,517 in 1996 to $238,917 in 1997, but remained constant as a percentage of total revenues at 12% in 1996 and 1997. The increase in general and administrative expenses, in absolute dollars, resulted in part from the hiring of a Chief Financial Officer and two regional managers. The Company intends to hire additional administrative staff commensurate with its growth. Consequently, general and administrative expenses will be higher in 1998, and may represent a greater percentage of total revenues.

    INTEREST EXPENSE. Interest expense for the three months ended March 31, 1997 was $65,328 compared to $34,555 for the three months ended March 31, 1996.

    NET INCOME (LOSS). Net income for the three months ended March 31, 1997 was $18,514 compared to a net loss of $(2,965) for the three months ended March 31, 1996. Income from operations increased from $31,590 in 1996 to $83,842 in 1997.

    SAME STORE SALES The Company operated only five locations during both the periods ended March 31, 1996 and 1997, including Aspen, Los Angeles, Portland, Madison and Appleton. Aggregate sales for these locations were $768,190 for the period ended March 31, 1996 and $842,933 for the same period in 1997, for an increase of 9.7%.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 31, 1997, the Company had working capital of $382,772. The Company expects to continue to have significant capital requirements in 1997 and 1998 to finance the construction of new airport food and beverage concessions and other concession related businesses (i.e., news & gifts, inflight catering and other services), including the ones already awarded in Iowa, New York, Pennsylvania, South Carolina, South Dakota and Colorado. Furthermore, the Company will have additional capital requirements to the extent that it wins additional contracts from its airport bids.

    Since its inception, the Company's capital needs have primarily been met from the proceeds of (i) capital contributions made by Sayed Ali, the principal shareholder, Chairman and Chief Executive Officer of the Company, (ii) a Small Business Administration loan obtained by the Company in September 1992 in the original principal amount of $220,000, guaranteed by Mr. Ali and secured by certain of his personal assets and a key man life insurance policy, (iii) a private placement of 9% Convertible Redeemable Preferred Stock made by the Company in 1994 which raised gross proceeds of approximately $722,000, (iv) equipment lease financing on specific airport facilities which are guaranteed by Mr. Ali, (v) certain short term borrowings and (vi) the Private Placement which raised gross proceeds of $2.4 million in February 1997.

    Since the Company's inception in 1986, Mr. Ali has contributed approximately $1,310,000 to the capital of the Company and has personally guaranteed approximately $1,100,000 in current outstanding debt and lease obligations owed by the Company. The loan guaranteed by Mr. Ali consists of the SBA loan made by North County Bank to the Company in September 1992 in the original principal amount of $220,000, with an outstanding balance of $156,035 as of December 31, 1996. The SBA loan bears interest at the rate of prime plus 2.75% per annum and is payable in monthly installments of principal and interest equal to $2,770, with all principal and accrued but unpaid interest due on October 5, 2002. The SBA loan is secured by all of the Company's machinery, equipment, furniture, fixtures and inventory, and junior deeds of trust on two residential properties owned by Mr. Ali. The lender must approve any redemption of securities or the declaration and payment of dividends by the Company. The Company has not secured the consent of the lender for the redemption of the Company's Preferred Stock in connection with this offering. As a result, the Company may be required to pay the balance of the SBA loan from the proceeds of this offering. See "USE OF PROCEEDS." The Company is current on its debt service of the SBA loan. The leases guaranteed by Mr. Ali are the equipment leases for the Company's food and beverage facilities at Los Angeles International Airport (approximately $200,000), Portland International Airport (approximately $180,000), the airport at Lexington, Kentucky (approximately $150,000), and the airports in Madison and Appleton, Wisconsin (approximately $300,000). The equipment leases each have a term of

60 months, are payable in equal monthly installments and have an interest rate of approximately 17.5%. Upon payment of the last installment on each lease, the Company will own the equipment.

    During the period from July 1996 through December 1996, the Company issued five promissory notes to lenders representing aggregate borrowings of $375,000. Of this amount, $260,000 was repaid from the proceeds of the Private Placement described below. The balance of those notes are payable upon demand. The holders of $90,000 of such notes have the right to convert the notes to Common Stock of the current market price at the time of conversion.

    In February 1997, the Company completed the Private Placement of 400,000 Units, each consisting of two shares of 8% Convertible Preferred Stock and one Private Warrant at a price of $6.00 per Unit. The 8% Convertible Preferred Stock will convert automatically into 800,000 shares of Common Stock upon the effectiveness of this offering. See "SHARES ELIGIBLE FOR FUTURE SALE." The Private Warrants will be exchanged for Warrants on the effective date of this offering. The Company raised gross proceeds of $2,400,000 in the Private Placement, which were used for (i) improvements at airport concessions located in Allentown, Pennsylvania; Columbia, South Carolina; and Cedar Rapids, Iowa;
(ii) to repay short-term borrowings that were made to finance such improvements in advance of the Private Placement; (iii) capital improvements to, and relocation of the food preparation center, and (iv) working capital.

    Currently 10 out of the Company's 11 restaurant franchises are in default in their monthly royalty payments. The aggregate amount of the default each month is approximately $3,500. The Company has not included as income or accrued any amount on its financial statements for these royalties because of management's belief that these royalties are not likely to be collected. To date, the Company has not actively sought to collect defaulted royalty payments.

    The Company anticipates capital requirements of at least $3.15 million to complete the construction of improvements at concession facilities which it has already been awarded. The Company is currently negotiating with several commercial lenders to obtain financing that will support its continued growth. However, no commercial lender has committed to provide additional funds to the Company to date and no assurances can be given that such funding will be available in the future. The Company will have additional capital improvement requirements if the Company continues to successfully win bids or acquire additional airport concession facilities. The Company is continually evaluating other airport concession opportunities, including submitting bid proposals and acquiring existing concession owners and operators. The level of its capital requirements will depend upon the number of airport concession facilities which are subject to bid during 1997 and 1998, as well as the number and size of any potential acquisition candidates which arise.

    The Company expects to satisfy its capital needs primarily from the proceeds of this offering, future offerings of securities, cash flow and, borrowings. The Company will secure approximately $1.6 million from this offering for capital improvements at awarded concession facilities. The Company has not yet secured funding of approximately $1.55 million necessary to complete the capital improvements at concession locations recently awarded at the Des Moines Airport and JFK International Airport, and the Sioux Falls Airport locations acquired by the Company. See "RISK FACTORS--Dependence on Proceeds of Offering; Need for Additional Capital." In addition, the Company may utilize equipment lease financing on specific locations from time to time in the future to finance the costs of building or remodeling newly awarded facilities. The Company's business requires high capital expenditures to build out concession operations when it is awarded a concession contract. As a result, the award of significant additional concession contracts could require the Company to either seek additional capital or to limit its growth. There is no assurance that the Company will have sufficient capital to finance its growth and business operations or that such capital will be available on terms that are favorable to the Company. See "RISK FACTORS -- Dependence on Proceeds of the Offering; Need for Additional Capital."

                                    BUSINESS

GENERAL

    Creative Host Services, Inc. (the "Company") is primarily engaged in the business of acquiring and operating food, beverage and other concessions at airports throughout the United States. The Company currently has 20 operating concession facilities at 13 airports, 18 of which are Company owned and two of which are franchised, including concessions at Los Angeles International Airport, Denver International Airport, Portland International Airport, and the airports in Aspen, Colorado; Orange County, California; Madison and Appleton, Wisconsin; Columbia, South Carolina; Lexington, Kentucky; Allentown, Pennsylvania; Roanoke, Virginia; Cedar Rapids and Des Moines, Iowa. The Company has been awarded contracts for two additional concession facilities which are under construction and are expected to open within the next three months, including one additional facility in Allentown, Pennsylvania, and one additional facility in Columbia, South Carolina. In addition, the Company has been awarded a contract for one concession facility at John F. Kennedy International Airport in New York City expected to open December 1997, and two additional facilities at Des Moines Airport expected to open February 1998.

    The Company has recently entered into a letter of intent to repurchase the concession rights for the Denver International Airport from a franchisee. This concession includes two facilities which have been constructed (one of which is currently operating) and the right to construct and operate two additional facilities at the Denver International Airport. The Company has also entered into an oral agreement to acquire an existing concession at the airport in Sioux Falls, South Dakota and will commence operations at that facility in the next two months as well. See "USE OF PROCEEDS" AND "CERTAIN TRANSACTIONS."

    The airport contracts include concessions that range from a concession to operate single and multiple food and beverage outlets to a master concession to operate all food and beverage and merchandising locations at an airport. The Company also provides in-flight catering services to airlines. The Company is currently seeking and evaluating additional concession opportunities at several other airports in the United States. See "BUSINESS -- The Concession Business."

    According to recent reports by the Federal Department of Transportation, there are over 400 commercial airports in the United States. While revenue numbers for the airport concessionaires are difficult to obtain, the Department of Transportation estimates that in 1992 domestic airports received revenues in excess of $2.4 billion from concessionaires and concession activities. The airport concession business is currently dominated by a few large competitors such as Host Marriott Services Corporation and CA One Services, Inc. Both of these competitors have, over a period of decades, established a marketing strategy of providing turnkey concession services to airport authorities, bidding for the concession on an entire airport or terminal complex. Frequently, those competitors bring a nationally-known franchise to the airport as part of their bid. The Company competes at medium sized airports with a number of other competitors such as Fine Host and Air Host. See "BUSINESS -- Competition."

    The Company has secured its airport concessions by tailoring bids to a specific airport's needs by offering quality food and beverages, as well as unique decor and services. The Company strives to provide foods which are healthy and higher quality than typical fast food or cafeteria style products, while maintaining value pricing. The Company has entered into agreements with nationally recognized food and beverage companies, including TCBY Yogurt and Panache Coffees to enhance the size of the concession contracts awarded to the Company, and the potential volume of customers at its locations. The Company plans to increase its co-branding activities by continuing to search for partners that meet its standards for high quality and are consistent with its strategy of offering fresh baked, value priced menus. See "BUSINESS -- The Concession Business."

    As with its food products, the Company attempts to tailor its decor to each airport and its passenger preferences. The Company uses a variety of designs and decors in bidding for airport concessions.

Depending on the size of the contract and the circumstances of each location, the Company may bid to be the master concessionaire to develop and manage all concession services at an airport, or it may bid for specific locations with customized themes. As a result, the Company will evaluate any airport concession opportunity in the United States. The Company may also seek to expand its physical presence at airports by acquiring existing concessionaires at airports. See "BUSINESS -- The Concession Business."

    The Company's airport concession business is complemented by inflight catering contracts awarded to it by major airlines at certain airports. The Company currently utilizes existing facilities at airports to provide fresh meals to airlines.

    The Company plans to expand its concession business in the future by submitting bids for concession contracts in other public venues such as sports stadiums, zoos, theme parks and other public attractions with high pedestrian traffic. The Company currently operates a food and beverage facility at the Los Angeles Public Library Complex in downtown Los Angeles, California. The Company is not currently in negotiations for any concessions at other public venues, and no assurances can be given regarding the eventual scope of the Company's concession business or the success of the Company's efforts to expand beyond the airport concession markets. See "BUSINESS -- The Concession Business" and "RISK FACTORS -- No Assurance of Profitability."

    The Company operates a 4,635 square foot food preparation center in San Diego, California in which it prepares bakery food items, including muffins, croissants and pastries. The food preparation center supplies frozen bakery goods to each of the Company's airport concessions as well as baked goods to franchise restaurants (described below) and to other restaurants in the San Diego area. The bakery foods are made from the Company's proprietary recipes and shipped frozen in dough form to all facilities on a periodic basis, allowing for consistency in quality and easy on-site baking and serving. See "BUSINESS -- Food Preparation Center."

    Finally, the Company franchises restaurants under the name "Creative Croissants." Historically, the Company's franchise restaurant business has operated at a loss. See "RISK FACTORS -- Risks Relating to Franchising." There are currently 11 operating Creative Croissant franchise restaurants. Franchisees are required to purchase all of their baked products from the Company's food preparation center. The Company anticipates revenues from franchise operations, as a percentage of total revenues, to steadily decrease over time as the Company continues to focus its efforts on the growth of its Company owned concession business. See "BUSINESS -- Franchise Operations" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

THE CONCESSION BUSINESS

    Since 1994, the Company has established 18 operating airport concession facilities in United States airports, has been awarded airport authority concession contracts for five additional airport locations, has contracted or is negotiating to acquire six additional concessions and is actively evaluating potential facilities for four more airport sites. The airport concession business involves food and beverage operations, bar and lounge services, inflight catering, and news and gifts, and specialty retail items. Airport concession contracts generally require monthly rental payments equal to the greater of a fixed fee or a percentage of the gross receipts from the restaurant and other facilities, generally ranging from 10% to 21%. The contracts also typically require that the Company pay its pro rata share of common area expenses.

    The Company's strategy is to aggressively expand its concession business to more airports in the United States, and to other public venues. The Company will also seek to expand the types of concession services which it provides, and to be awarded more multiple and master concession contracts such as the one it has been awarded for the Cedar Rapids, Iowa airport. While the Company has historically focused on the food and beverage segment, it will seek concession awards to provide news stands, gift shops, specialty stores and other services to augment the Company's food and beverage business at airports and other venues.

    Bids to operate an airport concession are typically awarded for a five to ten year period. They require bid and performance bonds, architectural plans, and a comprehensive request for quotation that makes it difficult for inexperienced companies to compete in that market. Additionally, airports generally require a unique but proven concept in food service, bar and lounge facilities and gift shops. The Company recognized the opportunity in the airport concession market in 1995 and the Company has developed a variety of bidding strategies to win concession contracts. Management customizes its approach to each bid, striving to make creative proposals that address local preferences and distinguish the Company from its competitors. The following are examples of the Company's approaches to the concession business:

    Master Concession: The Company seeks to become the master concessionaire for all airport services, including food and beverage, lounge and bar, specialty retail, news and gifts, and other services at airports with at least 400,000 enplanements per year.

    Cafe and Spirits: If the opportunity for a master concession is not available, then the Company submits bids utilizing specific food and beverage concepts, or other service concepts depending on the nature of the concession. One such concept is "cafe and spirits" featuring various branded and nonbranded food and beverages, such as TCBY Yogurt and Creative Croissants, along with a bar, lounge and mini library.

    Creative Croissants-TM- Bakery Deli: Depending on the preference of the airport authority and the available concession category, the Company can submit proposals for the bakery/deli concept either on a stand alone basis or in a food court.

    "Panache Coffees-TM-": For smaller areas on a more dispersed basis, the Company has entered into an agreement with Panache Coffees to meet the growing demand for coffee beverages at airports. The Company has presented this concept in a kiosk format and as part of other food and beverage facilities.

    "Creative Juices-TM-": Fresh fruit juices and fruit smoothies seem to be growing in popularity, resulting in the demand for small areas with juice bars at airports. The Company has successfully implemented its Creative Juice concept at several of its airport facilities.

    "Haute Dogma-TM- Concept": The Company has developed a concept for gourmet hot dogs which can be implemented in a built out concession, as part of a food court or as a free-standing cart. The Company has been awarded a concession to include this concept at the Denver International Airport, but has not yet implemented the "Haute Dogma" concept at any of its concession facilities.

    Attain Franchise Rights: The Company has entered into a Franchise Agreement with TCBY Yogurt to operate a TCBY franchise at its Lexington and Roanoke concession facilities. It may in the future purchase and operate a franchise from other major food or beverage franchises to include in its bid proposals.

    Acquisition of Other Concessionaires: While the Company has not done so to date, it may in the future purchase other concessionaires in specific instances to strengthen its strategic position in the concession industry.

    In analyzing a concession opportunity, particularly in the airport industry, the Company evaluates the following factors, among others: (1) the estimated rate of return on the investment in the facilities, (2) the historical performance of the location, (3) the historical and estimated future number of annual enplanements at the airport, (4) the competition in the vicinity of the proposed facility, (5) the rent and common area maintenance charges for the proposed facilities and (6) the length of the proposed concession term. In customizing the design proposal and theme for a concession opportunity, the Company analyzes the character of the community and the expected preferences of the patrons (for example, whether they are primarily tourists or business persons) to determine the most attractive facility. The scope of the contract and the size and shape of the site are other elements considered in the analysis.

    The following table identifies the Company's existing airport concessions:

                                                                           EXPECTED DATE FOR
                                DESCRIPTION AND TERMS    DATE COMMENCED      COMPLETION OF
      NAME OF CONCESSION            OF CONCESSION          OPERATIONS         REMODELING
------------------------------  ----------------------  -----------------  -----------------
Sioux Falls Airport(1)          Ten Year Term; Food      Not Yet Opened    March 1998
                                and Beverage (two
                                locations); Inflight
                                Catering
John F. Kennedy Airport         Seven Year Term(4);      Not Yet Opened    December 1997
                                Food and Beverage (one
                                location)
Des Moines Airport              Ten year term(5); Food    July 1, 1997     February 1998;
                                and Beverage (two                          and two
                                locations)                                 additional
                                                                           locations also to
                                                                           be completed
                                                                           February 1998
Allentown, Pennsylvania         Ten Year Term;Food and      July 1996      One completed;
Airport                         Beverage (two                              one to be
                                locations); Inflight                       completed
                                Catering                                   July 1997
Columbia, South Carolina        Ten Year Term(6); Food    October 1996     One completed;
  Airport(2)                    and Beverage (two                          one to be
                                locations); Inflight                       completed
                                Catering                                   August 1997
Cedar Rapids, Iowa Airport(2)   Ten Year Term(5);         November 1996    Completed
                                Master Concession,
                                Food and Beverage (two
                                locations), News &
                                Gifts (one location),
                                Specialty Stores (one
                                location); Inflight
                                Catering
Lexington, Kentucky Airport(2)  Ten Year Term; Food         July 1996      Completed
                                and Beverage (two
                                locations); Inflight
                                Catering
Roanoke, Virginia Airport(2)    Ten Year Term; Food         June 1996      Completed
                                and Beverage (two
                                locations); Inflight
                                Catering
Appleton, Wisconsin Airport(2)  Ten Year Term; Food       January 1996     Completed
                                and Beverage (one
                                location)
Madison, Wisconsin Airport(2)   Ten Year Term; Food       January 1996     Completed
                                and Beverage (two
                                locations)

                                                                           EXPECTED DATE FOR
                                DESCRIPTION AND TERMS    DATE COMMENCED      COMPLETION OF
      NAME OF CONCESSION            OF CONCESSION          OPERATIONS         REMODELING
------------------------------  ----------------------  -----------------  -----------------
Portland International Airport  Ten Year Term; Food       October 1995     Completed
                                and Beverage (one
                                location)
Los Angeles International       Ten Year Term; Food         June 1995      Completed
Airport                         and Beverage (one
                                location)
Aspen Airport(2)                Five and One-Half Year      May 1994       Completed
                                Term; Food and
                                Beverage (one
                                location)
Denver International            Nine Year Term; Food      February 1995    One Completed and
Airport(3)                      and Beverage (four                         Operating --
                                locations)                                 Franchisee owned
                                                                           One Completed and
                                                                           Anticipated to
                                                                           Open in the
                                                                           Future --
                                                                           Franchisee owned
                                                                           Two to be
                                                                           completed in
                                                                           August 1997
Orange County Airport           Five Year Term(7);       September 1990    Completed --
                                Food and Beverage (one       Renewed       Franchisee Owned
                                location)                 February 1996

------------------------
(1) The Company recently entered into an oral agreement to acquire the Sioux Falls concession from an existing concessionaire. The Company expects to take over day to day operations in August 1997. The Company is negotiating with the Airport Authority for Sioux Falls to extend the term of the concession for a period of 10 years, in exchange for the Company's capital improvements, to be completed by March 1998. See "USE OF PROCEEDS" and "CERTAIN TRANSCTIONS."

(2) The Company is currently the sole food and beverage concessionaire at this airport.

(3) The Company recently entered into a letter of intent to acquire all awarded Denver International Airport concessions, including the three concessions which are not currently operating, from the Company's franchisee. See " CERTAIN TRANSACTIONS."

(4) Delta Airlines, the owner of the airport terminal, has reserved the right under its concession agreement with the Company to recapture the premises upon 30 days notice and payment for the Company's improvements.

(5) The airport retains the right under the concession to recapture the premises upon payment for the Company's improvements.

(6) After the initial year of the term, the airport authority has the right to terminate the concession upon payment to the Company of its "remaining business interest" in the concession.

(7) Can be terminated by the airport on 90 days notice.

    Once the Company has been awarded a concession contract at an airport, it is generally scheduled to assume the management of the existing facilities within 90 to 120 days of the award, or to commence construction of an entirely new facility within three to six months of the award. Typically the Company operates an existing facility for two to three months before beginning the remodeling of the site according to the specifications in its airport bid proposal. During the remodeling phase of an existing facility, which usually takes 45 to 60 days, the facility will either be closed or will serve at minimal levels. Once the remodeling is completed, the facility opens for full service business, generally for most hours during which the airport is actively operating.

    The Company plans to continue its expansion into airport concession services initially targeting medium sized airports where the Company has the opportunity to provide all concession services at the airport. The Company's food and beverage facilities have traditionally been designed with a European flair for fresh, healthy and nutritious gourmet and specialty foods, served quickly and at value prices. The desired atmosphere has been one of a European sidewalk cafe with carved wood display cases and the use of brass, wood, marble and glass. Depending on their size, the facilities feature European style hot meal croissants filled with meats, cheeses and vegetables, gourmet coffees, fresh salads, nondairy fresh fruit shakes and other foods and beverages. Low fat, low cholesterol ingredients are utilized whenever possible, consistent with maximizing flavor. No artificial flavors or preservatives are used in any of the baked goods. A large bakery oven and brass eagle domed espresso machine creates an inviting, aromatic atmosphere. Several of the concession facilities have an espresso bar, a variety of coffee selections or a juice bar.

    As the Company's airport concession business has expanded nationally, the Company has expanded and diversified its food and beverage concept. The Company presently has the capability to custom design its food and beverage service to create various environments and to offer different food and beverage combinations. Management believes that its ability to conceptualize and implement innovative food and beverage strategies is responsible for its emerging reputation as a successful airport concession operator. While maintaining its philosophy of offering healthy foods, value pricing and quick service, the Company is diversifying into agreements with renowned food and beverage suppliers such as TCBY Yogurt and Panache Coffee. The Creative Juice bar is appearing more frequently at the Company's sites. Management is currently working with airport managers to design unique and exciting food court areas with a variety of food choices, comfortable seating and self serve options without the inconveniences of traditional restaurants. The Company's proposals for airports include reading areas, mini-libraries and computer services. It is currently negotiating with the Los Angeles International Airport to operate several Panache Coffee stations throughout the airport. The Company strives to be creative and methodical, combining food and beverage selections with architectural sensitivity. Management plans to apply these skills, and its sense for customizing the concession service to each location, to all public venues for which it submits bids and is awarded contracts.

    Inflight catering has traditionally generated high gross profit margins. Consequently, management intends to expand its inflight catering services. The Company currently has inflight catering contracts with several major airlines at specific airports, including Delta Airlines, U.S. Air, United Airlines and Northwest Airlines. The Company also provides inflight catering services for charter flights. The potential for direct sales of bakery items from the Company's food preparation center to the major airlines is also being pursued. The Company has begun bidding on direct inflight catering contracts with airlines. There can be no assurance that the Company will be successful in this market.

FOOD PREPARATION CENTER

    The Company operates a 4,635 square foot food preparation center located at 6335 Ferris Square, Suites G-H, San Diego, California which is adjacent to its corporate headquarters. The center is currently operating at approximately 35% capacity. Using its proprietary recipes, the Company prepares several bakery items sold at the Creative Host concessions and at franchise restaurants, including regular croissants, croissants filled with meat, cheeses and vegetables, pastries, muffins and other bakery foods. The bakery foods are then frozen in dough form and regularly shipped to concessions and franchisees where they are baked and served on a daily basis. See "-- Real Property Leases."

    In addition to supplying the airport concessions, inflight catering and franchise restaurant business, the Company also sells finished bakery foods produced at its food preparation center to restaurants and other food outlets in the San Diego area. These outside customers include hotels, institutions and mobile food carriers. The Company may establish and operate additional food preparation centers in the future to the extent that it expands geographically and increases the number of concessions. There is no assurance that the Company's sales to outside customers will maintain their present levels or grow in the future.

FRANCHISE OPERATIONS

    From 1986 through 1994, the Company was actively engaged in the business of franchising restaurants under the "Creative Croissant" name. The Company's restaurant franchise business was not successful, and in 1990, the Company began the transition to company-owned airport concessions that is the major focus of its current business plan. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Company continues to have franchise relationships with 11 restaurant franchisees, excluding the two airport concessions which are operated by franchisees.

    Creative Croissant franchise restaurants are generally located in regional malls, specialty centers, high rise office buildings and other areas with heavy pedestrian traffic. All of the Company's franchise operated restaurants are located in California, in the following cities: Escondido, San Diego, Laguna Niguel, Mission Viejo, Orange, Laguna Hills, Martinez, Ventura, Torrance, San Francisco, and Walnut Creek. Although all franchisees remain current in their purchase of food products, currently 10 of 11 franchises are in default on their monthly royalty payment obligations to the Company. At one time, the Company owned and operated two Creative Croissant restaurants. In 1996, the Company closed its Company owned restaurant in the Fashion Valley Shopping Mall in San Diego, California, and sold its restaurant at the Del Amo Shopping Mall in Torrance, California to a franchisee.

    The Company expects the revenues from franchising to steadily become a lower percentage of the Company's overall revenues as it concentrates on expanding its concession business and establishing more Company owned facilities at airports and other public venues. Once the Company has established a greater national brand name presence, if it is able to do so through its airport and other concession business, then it may devote some resources to the development of the franchising segment of its business. In the meantime, it may continue to sell franchises in special situations when a franchise would be more advantageous to the Company than a Company owned facility, when financing is not otherwise available, or generally in situations that do not involve concession contracts. See "-- Marketing and Sales" and "-- Government Regulation."

MARKETING AND SALES

    The Company plans to continue to concentrate its marketing and sales efforts on acquiring high volume concessions at airports and other public venues with high, captive pedestrian traffic such as sports stadiums, public libraries, zoos and theme parks throughout the United States. For the near future, the Company intends to focus on the approximately 123 airports in the United States with enplanements of over 400,000 per year. The Company, whenever possible, will seek to be the master concessionaire for all concession operations conducted at such airports. The Company's marketing strategy involves two fundamental components:
(i) securing the concession and (ii) increasing sales once the concession has been granted.

    The Company targets the airport concession business through its presence at airport authority association meetings and trade shows, its network of existing relationships in the airport business community, and its submission of bids in response to requests for proposals ("RFPs") by airports. By continually monitoring the availability of RFPs at airports throughout the nation, the Company seeks to be involved in every RFP that is economically feasible for it. In bidding for concessions, the Company focuses on those airports with locations indicating that the concession will earn annual gross revenues of from $500,000 to $2,000,000. Once a concession has been targeted, the Company develops a customized bid tailored to address a theme or culture specific to the concession location. See "-- The Concession Business." The Company intends to bid for a minimum of three additional concessions in fiscal 1997. The Company also intends to develop marketing strategies for further penetrating the concession businesses in other public venues. Attendance at association meetings, monitoring RFPs, direct presentations and direct mailings will be elements of this marketing strategy.

    The Company has developed several marketing techniques for the Creative Host concessions to encourage sales and provide additional sources of revenues. The food and beverage concessions sell gourmet coffee beans as gift packages, colorful sports bottles and thermal coffee mugs featuring the "Creative Croissants-Registered Trademark-" logo and key menu items, custom gift baskets and other promotional merchandise. Currently the Company is test marketing fresh fruit juices known as "Creative Juices-TM-", which it recently introduced at the Los Angeles International Airport. The Creative Host approach is to combine aroma and showmanship with high quality fresh and nutritious foods at value prices to attract customers. To that end, the Company employs European style bakery cases, fresh roasted coffee beans, the prominent bakery oven, a large espresso machine and gourmet food and beverage items to create an atmosphere that is inviting and entertaining.

COMPETITION

    The concession industry is extremely competitive and there are numerous competitors with greater resources and more experience than the Company. The Company's major competitors in the airport concession market are Host Marriott Services Corporation and CA One Services, Inc., which have been serving the airport concession market for decades. Other formidable competitors in the concession business, especially food and beverage, are Service America Corporation, Anton Food, Concession International, Air Host, Inc., ARA Services, Canteen Corporation, Morrison's Hospitality Group, Gardner Merchant Food Services, Seiler Corporation, Service Master Food Management Services and others. Other competitors such as Fine Host, Inc., Paradies and W.H. Smith compete in the market for providing retail concession services to airports. Dobbs International and Sky Chefs, LSG dominate the inflight catering business. See "-- The Concession Business."

    The airport concession market presently appears to be dominated by two companies: Host Marriott Services Corporation and CA One Services, Inc. Host Marriott and CA One Services have established a marketing strategy of offering comprehensive concession services to airport authorities in which they submit a bid on an entire airport or terminal complex, and often provide a well known franchise such as McDonalds or Burger King as part of their package. They generally operate large airport master concessions with annual sales in excess of $2.2 million.

    The Company is focusing initially on the smaller airport concessions where competition from large competitors is less intense. The Company also differentiates itself in the design and product mix it offers to a particular airport. The Company designs its concession bids and facilities around unique themes or concepts that it develops for each location. In this manner, the Company seeks to appeal to airport authorities that are seeking individual bidders with interesting and creative food concepts, both to boost the airport's income from percentage rents and to enhance the look and reputation of the airport and the cities it serves. The Company also offers a variety of food concepts with an emphasis on fresh foods and high quality, while maintaining a value-oriented price. See "-- The Concession Business."

GOVERNMENT REGULATION

    The concession business is subject to the review and approval of government or quasi government agencies with respect to awarding concession contracts. Food and beverage concessions are subject to the same rigorous health, safety and labor regulations that apply to all restaurants and food manufacturing facilities. Other concession businesses are also subject to labor and safety regulations at the local, state and federal level. Concessions granted by airport authorities and other public agencies may also be subject to the special rules and regulations of that agency, including rules relating to architecture, design, signage, operating hours, staffing and other matters. The Federal Aviation Administration requires airports receiving federal funds to award contracts for concession facilities producing at least 10% of total airport concession revenue to entities that qualify as a Disadvantaged Business Enterprise ("DBE"). The Company has historically qualified as a DBE, however, its status as a DBE may have changed upon the closing of the Private Placement or may change with this offering. If necessary, the Company intends to utilize DBE certified vendors to meet any given airport's requirements for DBE participation.

    The restaurant industry and food manufacturing businesses are highly regulated by federal, state and local governmental agencies. Restaurants must comply with health and sanitation regulations, and are periodically inspected for compliance. Labor laws apply to the employment of restaurant workers, including such matters as minimum wage requirements, overtime and working conditions. The Americans With Disabilities Act applies to the Company's facilities prohibiting discrimination on the basis of disability with respect to accommodations and employment. Food preparation facilities must comply with the regulations of the United States Department of Agriculture, as well as state and local health standards.

    Franchising is regulated by the Federal Trade Commission and by certain state agencies, including the California Department of Corporations. In addition, the California Franchising Law contains specific restrictions and limitations on the relationship between franchisors and franchisees. Franchisors such as the Company must file an annual Franchise Offering Circular with the Federal Trade Commission and certain states (many states do not regulate the offer and sale of franchises) every year. The Company believes that its franchise agreement is consistent with California law. The Company is currently registered as a franchisor in California, Arizona and Colorado, and sells in certain other states such as Nevada which do not require franchise registration. See "-- Franchise Operations."

REAL PROPERTY LEASES

    The Company has recently moved its executive offices and food preparation center to a 8,334 square foot facility located at 6335 Ferris Square, Suites G-H, San Diego, California. The combined facility is covered by a five-year lease terminating April 15, 2002 with monthly payments of $4,506 plus common area maintenance charges. The Company has one option to extend the term for an additional five-year period. The Company believes its new facilities will be adequate to accommodate production of two to three times its current levels.

    The Company also leases space as part of its airports concession operations. In addition, the Company occasionally leases restaurant space which it assigns to operators in connection with franchise operations. See "-- The Concession Business" and "-- Franchise Operations."

EMPLOYEES

    The Company has approximately 229 employees including 14 in manufacturing, 9 in administration and 206 in operations. As the Company expands and opens more concessions, the Company anticipates hiring additional personnel including administrative personnel commensurate with growth. The Company does not have a collective bargaining agreement with its employees and is not aware of any material labor disputes.

SEASONALITY

    The Company's concession operations are expected to experience moderate seasonability during the course of each year, corresponding with traditional air travel patterns which generally increase from the first quarter through the fourth quarter.

TRADEMARKS

    The Company has one registered trademark with the United States Patent and Trademark Office on the Principal Register, registered as "Creative Croissants." In addition, the Company is in the process of filing trademark applications to register the names "Creative Host Services, Inc." and "Haute Dogma," and as its business develops, the Company will continue to develop merchandising of trademark products, such as clothing, drinking bottles, mugs and other similar products, utilizing its service marks and trademarks in order to generate additional revenues. The Company's policy is to pursue registrations of its marks wherever possible. The Company is not aware of any infringing uses that could materially affect its business or any prior claim to the trademarks that would prevent the Company from using such trademarks in its business.

LITIGATION

    The Company has received a letter from an individual which makes demand upon the Company for payment of 85,000 shares of Common Stock as compensation for services the individual alleges to have performed on behalf of the Company. The Company denies having entered into any oral or written contract with the individual to compensate him for any services rendered to the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to the Company's directors and executive officers.

NAME                                 AGE      POSITION
-------------------------------      ---      ---------------------------------------------
Sayed Ali                            50       Chairman of the Board of Directors and
                                              President

Fred R. Kaplan                       38       Chief Financial Officer and Director

Tasneem Vakharia                     36       Secretary

Booker T. Graves                     59       Director

John P. Donohue, Jr.                 67       Director

Paul A. Karas                        45       Director

    SAYED ALI is the founder, President and Chairman of the Board of Directors of the Company. Mr. Ali has held those positions since 1986. Mr. Ali served as the Chief Financial Officer and Secretary of the Company from 1986 to December 1996. Prior to founding the Company, Mr. Ali was the Director of Operations of Steffa Control Systems, a manufacturer of energy management systems from May 1985 to September 1987, which had annual sales of $30 to $35 million. From March 1980 until May 1985, Mr. Ali was the Director of Operations for Oak Industries, Inc., a telecommunications equipment manufacturer.

    FRED R. KAPLAN has been a director of the Company since January 1997 and has been the Chief Financial Officer of the Company since February 1, 1997. From 1993 through 1996, Mr. Kaplan was Executive Vice President of Financial and System Technologies, Inc., a consulting firm specializing in financial and accounting systems for public and private developers of large scale airport infrastructure projects in Southeast Asia and Europe. From 1988 to 1992, he served as Director of Aviation Revenue and ultimately Senior Director of Economic Research, for the City of Chicago, Department of Aviation.

    TASNEEM VAKHARIA has served as Secretary for the Company since December 1996 and has supervised the administration accounting and computer operations for the Company since 1992. From 1988 to 1991 she was Systems Manager for Softree Consultants. Ms. Vakharia was a Senior Graduate Assistant at Northern Illinois University in computer applications for three years while earning a Master of Science in Management Information Systems.

    BOOKER T. GRAVES has been a director of the Company since March 1997. Since 1993, Mr. Graves has been president of Graves Airport Concession Consultants, a consulting company located in Denver, Colorado, which provides consulting services to airports and other businesses. From 1993 to 1996, Mr. Graves was the principal food and beverage consultant to the Denver International Airport. From 1990 through 1993, Mr. Graves was General Manager of CA One Services, Inc. (formerly Sky Chefs) at Denver Stapleton International Airport. From 1980 until 1990, Mr. Graves was the General Manager of CA One Services, Inc. of Phoenix Sky Harbor Airport.

    JOHN P. DONOHUE, JR. has been a director of the Company since March 1997. From 1990 to the present, Mr. Donohue has been a private investor. Prior to that time for 25 years, Mr. Donohue was employed by Oak Industries, Inc., a NYSE listed company, in various capacities. From 1985 to 1990, Mr. Donohue served as President of Oak Communications, Inc., a division of Oak Industries, Inc. which manufactured communications equipment for the cable television industry. From 1982 to 1985, he served as Vice President of Manufacturing overseeing up to 6,000 manufacturing employees. From 1977 to 1982, Mr. Donohue served as Vice President of Operations for the Oak Switch division of Oak Industries, Inc.

    PAUL A. KARAS has been a director of the Company since March 1997. From 1993 to the present, Mr. Karas has been President and Founder of Grove Management Company, an infrastructure management consulting firm. He has consulted on the $6 billion airport in Hong Kong, and the $375 million renovation and expansion of the Cleveland Public Power Electric Distribution System among other projects. From 1991 to 1993, Mr. Karas was Senior Vice President and Director of Public Works Sector for Morse-Diesel/Amec whose business activities included consulting for a proposed third airport for Chicago, program management for the British Airways terminal at the JFK Airport, and program management for the United Airlines Terminal at La Guardia Airport. From 1988 to 1991, Mr. Karas worked for the Port Authority of New York and New Jersey and was director of the John F. Kennedy International Airport Redevelopment Program responsible for program management, design and construction of the $3.2 billion renovation of the JFK Airport. From 1985 to 1988, Mr. Karas was Commissioner of Public Works for the City of Chicago with responsibilities for the design and construction of major public projects including projects affecting O'Hare, Midway and Meigs Airport. From 1980 to 1985, Mr. Karas was Corporate Development Projects Manager for Santa Fe Southern Pacific Corporation, a $7 billion enterprise engaged in the transportation, national resources, real estate, construction and financial service businesses.

    All directors hold office until the next annual meeting of stockholders and until their successors are elected. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

EXECUTIVE COMPENSATION

    The following table sets forth the annual cash compensation paid to Sayed Ali, Chairman of the Board and President of the Company. No person's compensation exceeded $100,000 per annum during the Company's fiscal year ended December 31, 1996.

   NUMBER OF INDIVIDUAL OR
       NUMBER IN GROUP             CAPACITIES IN WHICH SERVED       CASH COMPENSATION
-----------------------------  ----------------------------------  -------------------
Sayed Ali                      Chairman of the Board and                $  71,000
                               President

    Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. In addition, each outside director will be granted 5,000 options under the Company's 1997 Stock Option Plan. The options, which will be issued at fair market value on the date of grant, will vest over three years at the rate of 2,000, 1,500 and 1,500 options, respectively, on each anniversary of the date of grant.

EMPLOYMENT AGREEMENTS

    The Company has entered into a five year employment agreement with Sayed Ali, the Company's President. The term of the agreement commences January 1, 1997 and provides for annual base compensation of $96,000 and $108,000 over each of the calendar years 1997 and 1998 and $120,000 thereafter. The agreement also calls for Mr. Ali to receive 60,000 options to purchase Common Stock under the Company's 1996 Stock Option Plan, exercisable at $3.30 per share, which vest 20,000 per year over the next three anniversaries of the date of grant. In addition, beginning in the third year of the agreement, Mr. Ali is eligible to receive annual cash bonuses as well as additional option grants in the discretion of the Board of Directors. Finally, the agreement provides that upon a termination of employment, Mr. Ali will be entitled to a severance payment equal to his annual base compensation.

    The Company also intends to enter into an employment agreement with Fred R. Kaplan, the Company's Chief Financial Officer. The precise terms of the employment agreement with Mr. Kaplan have not yet been determined.

STOCK OPTION PLAN

    The Company has adopted the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes the issuance of up to 280,000 shares of the Company's Common Stock pursuant to the exercise of options granted thereunder. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the 1997 Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value. There are currently 60,000 options outstanding under the 1997 Plan which have been granted to Mr. Ali pursuant to his employment agreement. An additional 15,000 options will be granted to the Company's three outside directors under the terms of the 1997 Plan.

INDEMNIFICATION AND LIMITATION OF LIABILITY

    Under the California Corporations Code and the Company's Amended and Restated Articles of Incorporation, the Company's directors will have no personal liability to the Company or its shareholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care". This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

    The effect of this provision in the Company's Amended and Restated Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Articles of Incorporation provides that if California law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The California Corporations Code grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                              CERTAIN TRANSACTIONS

    In February 1994, the Company hired JDS Capital, L.P. to provide certain management services for the Company. JDS Capital, L.P. is owned by David Sugerman, a former director of the Company, and Mark J. Richardson, Esq., an attorney that has provided legal services to the Company. The management services performed by JDS Capital, L.P. included the preparation of business plans, financial forecasts, marketing strategies, asset descriptions and related materials for presentation in connection with the placement of the 9% Convertible Redeemable Preferred Stock in 1994 and 1995. In addition, Mr. Richardson performed certain legal services for the Company, including the preparation of offering materials for the 9% Convertible Redeemable Preferred Stock offering, as well as other corporate legal services. JDS Capital, L.P. received payments from the Company aggregating to $181,000 during fiscal 1995. The arrangement was terminated effective July 1, 1996, although JDS Capital Partners L.P. had ceased performing significant services for the Company in December 1995. In consideration for JDS Capital, L.P.'s services from February 1994 until July 1996, Mr. Sugerman was paid the following compensation: (1) approximately $40,000 as reimbursement of expenses in September 1994, (2) the issuance of 155,000 shares of the Company's Common Stock for his work in connection with the placement of the 9% Convertible Redeemable Preferred Stock in late 1994 and early 1995, and (3) the issuance of an option to purchase 35,000 shares of the Company's Common Stock at an exercise price of $1.00 per share, exercisable at any time until December 31, 1997, in connection with his services as acting Chief Financial Officer in 1994, 1995 and the first half of 1996. Of the 155,000 shares of Common Stock, 133,750 of such shares were issued by the Company and 21,250 of such shares were transferred by Mr. Sayed Ali, the Company's sole shareholder at the time. The Company has registered the shares underlying the option as part of the Selling Securityholders' Offering. If Mr. Sugerman does not exercise the option by December, 1997, then the option will expire and the Company has agreed to pay Mr. Sugerman $40,000 in cash. In consideration of his legal services for the period from 1994 through July 1, 1996, Mr. Richardson was paid the following: (1) $75,000 in cash and (2) 110,000 shares of Common Stock for his work in connection with the placement of the 9% Convertible Redeemable Preferred Stock in late 1994 and early 1995.

    The amount of shares and other consideration paid to Mr. Sugarman and Mr. Richardson was determined by negotiations between the Company and those individuals, based upon the perceived fair market value of the services that had been rendered to the Company while the agreement with JDS Capital, L.P. was in effect. The terms of the Company's transaction with Mr. Sugerman and JDS Capital L.P. were determined without arms-length negotiation since Mr. Sugarman was a director of the Company at that time, and necessarily involved conflicts of interest between Mr. Sugarman and the Company. Any ongoing or future transaction between the Company and its officers, directors, principal shareholders, or other affiliates will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties on an arms-length basis and will be approved by a majority of the Company's independent and disinterested directors. Any future loans to officers, directors, principal shareholders, or affiliates will be made for a bonafide business purpose, on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of the Company's independent and disinterested directors.

    In May 1997 the Company entered into a letter of intent to repurchase the concession rights at the Denver International Airport from the Company's franchisee. Upon consummation of that transaction, the Company will acquire two constructed concession facilities (one of which is operating). The letter of intent released the franchisee's right of first refusal to construct and operate two additional concession facilities. The Company has commenced construction of these two facilities. The letter of intent calls for a purchase price for the existing facility and the other concession facilities awarded of $250,000 plus 100,000 shares of the Company's unregistered Common Stock. In addition, the franchisee will receive a management contract to operate the Company's concession facilities to be opened at the JFK Airport in New York as well as a right of first refusal to manage any additional concession facilities that the Company is awarded and opens in the State of New York or at the Newark International Airport. Completion of this acquisition is conditioned upon negotiation and execution of a definitive purchase agreement. The management contract will provide for compensation which is based upon the performance of the concessions under management including a management fee equal to 50% of earnings before interest, taxes and depreciation for the JFK facility. The franchisee is an unrelated third party and all negotiations have been at arm's length. See "USE OF PROCEEDS" and "BUSINESS -- The Concession Business."

    In May 1997 the Company also entered into an oral contract to acquire the assets and certain contract rights of an existing concession operation from an unrelated party at the airport in Sioux Falls, South Dakota. The purchase price for the operations is $120,000, and includes existing investory and supplies, fixtures and equipment and certain vehicles used in the operation of the facility. In connection with this acquisition the Company is negotiating with the Sioux Falls Airport Authority for an extension of the concession term that will be assigned to it for a full ten year term. In exchange, the Company has committed to construct capital improvements aggregating to $255,000 by the first quarter of 1998. See "USE OF PROCEEDS."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of March 31, 1997 and as adjusted to reflect the sale of the Common Stock being offered hereby by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors, and
(iii) all officers and directors of the Company as a group.

                                                      SHARES BENEFICIALLY        SHARES BENEFICIALLY
                                                    OWNED PRIOR TO OFFERING      OWNED AFTER OFFERING
                                                    ------------------------  --------------------------
            NAME AND ADDRESS OF OWNER                 NUMBER     PERCENT(1)     NUMBER      PERCENT(2)
--------------------------------------------------  -----------  -----------  -----------  -------------
Sayed Ali                                              935,000        77.9%      935,000           32%
  Creative Host Services, Inc.
  6335 Ferris Square, Suites G-H
  San Diego, CA 92126

David H. Sugerman                                      190,000(3)      15.4%     190,000            7%
  17408 Superior Avenue
  Northridge, CA 91325

Mark J. Richardson                                     110,000         9.2%      110,000            4%
  1299 Ocean Avenue, Suite 900
  Santa Monica, CA 90401

All officers and directors as a group (5 persons)      935,000        77.9%      935,000           32%

------------------------

(1) Does not include (i) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of certain concession rights at the Denver International Airport from the Company's franchisee. (ii) up to 35,000 shares of Common Stock issuable upon exercise of outstanding options at an average exercise price of $1.00 per share, (iii) up to 20,000 shares of Common Stock issuable upon conversion of outstanding promissory notes, (iv) 24,281 shares of Common Stock issuable upon redemption of the Company's 72,264 outstanding shares of 9% Redeemable Convertible Preferred Stock, (v) 800,000 shares of Common Stock issuable upon conversion of the 8% Convertible Preferred Stock, or (vi) 462,500 shares of Common Stock issuable upon exercise of the Private Warrants.

(2) Does not include (i) the possible issuance of 100,000 shares of Common Stock in connection with the repurchase of certain concession rights at the Denver International Airport from the Company's franchisee. (ii) up to 35,000 shares of Common Stock issuable upon exercise of outstanding options at an exercise price of $1.00, (iii) up to 20,000 shares of Common Stock issuable upon conversion of outstanding promissory notes, or (iv) 115,000 shares of Common Stock issuable upon the exercise of the Representative's Warrant. Gives effect to: (i) the redemption of 264,000 shares of the Company's 8% Covertible Preferred Stock; (ii) the conversion of the balance of the Company's 8% Convertible Preferred Stock into 536,000 shares of Common Stock and (iii) the redemption of the Company's 72,264 outstanding shares of 9% Redeemable Convertible Preferred Stock.

(3) Includes 35,000 shares of Common Stock which are issuable on exercise of options at an exercise price of $1.00 per share.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company is authorized to issue 20,000,000 shares of Common Stock, no par value, of which 1,200,000 shares are currently outstanding. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds available therefor, subject to loan agreement limitations and priority as to dividends for Preferred Stock that may be outstanding. See "DIVIDEND POLICY." Holders of Common Stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of Common Stock (and Preferred Stock voting as Common Stock) present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. They are entitled to cumulative voting rights for the election of directors under California law. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 2,000,000 shares of Preferred Stock, no par value, of which 872,264 shares were outstanding prior to the effectiveness of this offering. Of those 872,264 shares, 72,264 were issued as the Company's 9% Redeemable Convertible Preferred Stock and 800,000 shares were issued as the Company's 8% Convertible Preferred Stock. The 9% Convertible Redeemable Preferred Stock was called for redemption prior to the effective date of this offering. Each share of 9% Convertible Redeemable Preferred Stock will be redeemed for $10, plus accrued but unpaid dividends (approximately $2.40 per share as of March 31, 1997) payable in cash, and approximately one-third of one share of the Company's Common Stock.

    The 8% Convertible Preferred Common Stock automatically converted into Common Stock upon the effectiveness of this offering on a one-for-one basis. The Company has redeemed 33% of the 8% Convertible Preferred Stock at ninety percent of the public offering price.

    The Board of Directors has been granted the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, the Board of Directors could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to the assets of the Company upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption in such shares, together with a premium prior to the redemption of Common Stock. In addition, the Board could issue large blocks of voting stock to fend against unwanted tender offers or hostile takeovers without further shareholder approval. The ability of the Board to issue one or more series of preferred stock without further stockholder approval could have the effect of delaying, deterring or preventing a change in control of the Company or otherwise making it more difficult for a person to acquire control of the Company.

THE WARRANTS

    The Company currently had outstanding 462,500 Private Warrants, each of which converted into a single Warrant on the effective date of this offering. Each Warrant grants its holder the right to purchase one share of the Common Stock of the Company for a purchase price equal to $5.40 or 120% of the public offering price for the Common Stock offered hereby at any time until three years after the closing of this offering. The Warrants include customary antidilution protection for the Warrantholders and are governed by the terms of a Warrant Agreement between the Company and the holders of the Warrants. The Warrants are redeemable upon 45 days written notice, at the option of the Company, commencing one year after the date of this Prospectus, in the event that the last sale price for the Company's Common Stock exceeds 150% of the then current Warrant exercise price for 20 out of 30 trading days prior to the Company's mailing of the notice of election to redeem.

REGISTRATION RIGHTS

    Each of the participants in the Private Placement received Registration Rights which called for the Common Stock issuable upon conversion of the 8% Preferred Stock and the Warrants to be registered for resale. Those rights are being satisfied by the registration statement filed in connection with this offering. The Company has covenanted and agreed to maintain an effective registration statement with the Securities and Exchange Commission for as long as the Warrants are outstanding and exercisable. Holders of the Company's 8% Convertible Preferred Stock and Warrants have entered into 270-day lock-up agreements with respect to the Common Stock issuable upon conversion of the Preferred Stock, the Warrants and the Common Stock underlying the Warrants. See "SHARES ELIGIBLE FOR FUTURE SALE."

                        SHARES ELIGIBLE FOR FUTURE SALE

    As of March 31, 1997, 1,200,000 shares of the Company's Common Stock were issued and outstanding, with an additional 800,000 issuable upon automatic conversion of the 8% Convertible Preferred Stock. The 1,200,000 shares of Common Stock are "restricted securities" and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. 264,000 of the 800,000 shares issuable upon conversion of the 8% Convertible Preferred Stock are being redeemed by the Company from the proceeds of this offering. The balance of 536,000 shares are being registered by the Company for resale by certain selling securityholders in the Registration Statement of which this Prospectus is a part. Of the shares of Common Stock, 1,200,000 are subject to a one-year lock-up, and the balance are subject to a 270-day lock-up agreement with the Representative, each commencing on the effective date of this Prospectus.

    Upon completion of this offering, the Company will have an additional 1,710,281 shares of Common Stock outstanding (1,882,781 shares of Common Stock if the Underwriter's over-allotment option is exercised in full). 1,150,000 of these additional shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, 536,000 will be registered for resale, but subject to a 270-day lock up agreement and the remaining 24,281 shares and any shares purchased by any person who is or thereby becomes an "affiliate" of the Company, which shares will be subject to the resale limitations contained in Rule 144 promulgated under the Securities Act, as described below.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including a person who may be deemed to be an "affiliate" of the Company as that term is defined under the Securities Act, is entitled to sell, within any three month period, the number of shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the number of the then outstanding shares of Common Stock, or
(ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to manner of sale, notice and the availability of current public information about the Company. Furthermore, a person who is not deemed to have been an affiliate of the Company during the ninety days preceding a sale by such person and who has beneficially owned such shares for at least two years is entitled to sell such shares without regard to the volume, manner of sale and notice requirements.

    In addition, Rule 701 under the Securities Act provides an exemption from the registration requirements of the Act for offers and sales of securities issued pursuant to certain compensatory benefit plans or written contracts of a company not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Securities issued pursuant to Rule 701 are defined as restricted securities for purposes of Rule 144. However, 90 days after the issuer becomes subject to the reporting provisions of the Exchange Act, the Rule 144 resale restrictions, except for the broker's transaction requirements, are inapplicable for nonaffiliates. Affiliates are subject to all Rule 144 restrictions after this 90-day period, but without the Rule 144 holding period requirement.

    Up to 115,000 additional shares of Common Stock may be purchased by the Representative through the exercise of the Representative's Warrant. Any and all of such shares of Common Stock, will be tradeable without restriction, provided that the Company satisfies certain securities registration requirements in accordance with the terms of the Representative's Warrant. The Representative also has demand and "piggyback" registration rights with respect to the securities underlying the Representative's Warrant. See "UNDERWRITING."

    The Company has adopted a Stock Option Plan and reserved 280,000 shares of Common Stock for issuance under the Plan. As of the date of this Prospectus, the Company has granted options under the Plan to purchase 60,000 shares of Common Stock. Such options vest in equal annual installments over three years. See "Management -- Employment Agreements; -- Stock Option Plan."

    Prior to this offering, no public market for the Company's securities has existed. Following this offering, no predictions can be made of the effect, if any, of future public sales of restricted shares or the availability of restricted shares for sale in the public market. Moreover, the Company cannot predict the number of shares of Common Stock that may be sold in the future pursuant to Rule 144 or Rule 701 because such sales will depend on, among other factors, the market price of the Common Stock and the individual circumstances of the holders thereof. The availability for sale of substantial amounts of Common Stock, Warrants, and shares of Common Stock acquired through the exercise of Warrants, under Rule 144 or Rule 701, other options or the Representative's Warrant could adversely affect prevailing market prices for the Company's securities.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Underwriters named below (the "Underwriters") have severally agreed, through Cohig & Associates, Inc. as the Representative of the Underwriters, to purchase from the Company on a firm commitment basis, the aggregate number of shares of Common Stock set forth opposite their names below:

UNDERWRITERS                                                       NUMBER OF SHARES
-----------------------------------------------------------------  -----------------
Cohig & Associates, Inc..........................................        550,000
Paulson Investment Company, Inc..................................        200,000
Neidiger, Tucker, Bruner, Inc....................................        100,000
Barclay Investments, Inc.........................................        100,000
M.H. Meyerson & Co., Inc.........................................         50,000
First Colonial Securities Group, Inc.............................         50,000
Laidlaw Equities, Inc............................................         50,000
Donald & Co. Securities Inc......................................         50,000
                                                                   -----------------
  Total..........................................................      1,150,000
                                                                   -----------------
                                                                   -----------------

    The Common Stock is being offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part and subject to approval of certain legal matters by counsel and to various conditions. The nature of the Underwriters' obligation is such that they must purchase all of the Common Stock offered hereby if any shares are purchased.

    The Company has granted the Representative an option for 45 days from the date of this Prospectus to purchase up to an additional 172,500 shares of Common Stock at the initial public offering price less the underwriting discount of $.45 per share. The Representative may exercise such option only for the purpose of covering any over-allotments in the sale of the Common Stock being offered.

    The Underwriters have advised the Company that they propose to offer the 1,150,000 shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to selected dealers at that price, less a concession of not more than $.225 per share of Common Stock. After this offering, the price of the public and the concession may be changed by the Representative.

    The Underwriters have advised the Company that they will not make sales of the Common Stock offered in this Prospectus to accounts over which they exercise discretionary authority as to such sales.

    The Company will pay the Representative a three percent non-accountable expense allowance from offering proceeds, including proceeds from the over-allotment option to the extent exercised. The Representative's expenses in excess of the non-accountable expense allowance will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess shall be deemed to be compensation to the Representative. On August 26, 1996, the Company and the Representative entered into an agreement under which the Representative will act as the Company's exclusive financial advisor until the agreement is terminated by either party after April 30, 1997. The Company has paid $45,000 to the Representative in consideration of the financial advisory services relating to this offering and as an advance against the nonaccountable expense allowance. This amount will be deducted from the non-accountable expense allowance due the Representative. Accordingly, the amount payable in respect of the remaining nonaccountable expense allowance would be 2.13% of the offering proceeds if the overallotment option were not exercised, or 2.24% of the offering proceeds if the overallotment were exercised.

    The Company will bear all costs and expenses incident to the issuance, offer, sale and delivery of the Common Stock. The Underwriters have agreed to pay all fees and expenses of any legal counsel whom it may employ to represent it separately in connection with or on account of the proposed offering by the Company, mailing, telephone, travel and clerical costs and all other office costs incurred or to be incurred by the Underwriters or by the Representative in connection with this offering.

    The public offering price of the Common Stock was determined by negotiations between the Representative and the Company. Among the factors considered in determining the public offering price were the prospects for the Company, an assessment of the industry in which the Company operates, the assessment of management, the number of shares of Common Stock offered, the price that purchasers of such securities might be expected to pay given the nature of the Company, and the general condition of the securities markets at the time of the offering. Accordingly, the offering prices set forth on the cover page of this Prospectus should not be considered an indication of the actual value of the Company or the Common Stock.

    The Company has agreed with the Representative to use its best efforts to have at least two members elected to its Board of Directors who are not officers or employees of the Company and has formed independent audit and compensation committees comprised of a majority of outside directors. The Company has not granted the Representative any right to place or nominate a member to the Board of Directors.

    The Company has obtained the agreement of the Company's officers, directors and principal shareholders not to sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company beneficially held by any of them for a period of one year after the date of this Prospectus, without the prior written consent of the Representative.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act, and, if such indemnification is unavailable or insufficient, the Company and the Underwriters have agreed to damage contribution agreements between them based upon relative benefits received from this offering and relative fault resulting in such damages. The Company also has agreed with the Underwriters that the Company will file and cause to become effective a Registration Statement pursuant to Section 12(g) of the Securities Exchange Act of 1934 no later than the date of this Prospectus.

    The Company has also agreed that, at the closing of this offering, it will enter into a consulting agreement retaining the Representative as a financial consultant for the Company for a fee of $2,500 per month for 12 months after the closing of this offering. In connection with the consulting agreement, the Representative shall provide advice to, and consult with, the Company concerning business and financial planning, corporate organization and structure, financial matters in connection with the operation of the business of the Company, private and public equity and debt financing, the Company's relations with its securities holders, and the preparation and distribution of periodic reports; and it shall periodically provide to the Company analysis of the Company's financial statements. The entire $30,000 fee shall be payable to the Representative at the closing.

    The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement, copies of which are on file at the offices of the Representative, the Company and the Commission. See "AVAILABLE INFORMATION."

    Upon completion of this offering, the Company will sell to the Representative for $100 options to purchase 115,000 shares of Common Stock (the "Representative's Warrant"). The Representative's Warrant will not be exercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Representative's Warrant will be exercisable at 120% of the initial public offering price of the Common Stock. The exercise price for the Representative's Warrant is payable in cash or through the surrender of Common Stock having a value equal to the difference between the exercise price and the average of the current market price of the Common Stock for the 20 consecutive trading days commencing 21 trading days before the date of the Common Stock is tendered for exchange.

    The Representative's Warrant will be non-transferable for one year after the date of this Prospectus except between the Underwriters and by their respective officers or partners. The Representative's Warrant will also contain anti-dilution provisions for stock splits, combinations and reorganizations, piggyback registration rights, one demand registration right at the expense of the Company, and one demand registration right paid for by the holders of the Representative's Warrant (all of which expire five years from the date of the Prospectus) and will otherwise be in form and substance satisfactory to the Representative.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Luce Forward Hamilton & Scripps LLP, 600 W. Broadway, Suite 2600, San Diego, California 92101. Certain matters will be passed upon for the Underwriters by Neuman & Drennen, LLC, 5350 S. Roslyn Street, Suite 350, Englewood, Colorado, 80111.

                                    EXPERTS

    The financial statements of the Company as of December 31, 1995 and December 31, 1996 have been audited by Stonefield Josephson, independent certified public accountants, as set forth in their report appearing with the financial statements, have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                          CREATIVE HOST SERVICES, INC.

                               (FORMERLY KNOWN AS
                       ST. CLAIR DEVELOPMENT CORPORATION)
                              FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1996

                                    CONTENTS

                                                                                       PAGE
                                                                                     ---------
Independent Auditors' Report.......................................................        F-1

Financial Statements:
    Balance Sheet..................................................................        F-2
    Statements of Income and Operations............................................        F-3
    Statement of Shareholder's Deficit.............................................        F-4
    Statements of Cash Flows.......................................................        F-5
    Notes to Financial Statements..................................................     F6-F13

                          INDEPENDENT AUDITORS' REPORT

Board of Directors

Creative Host Services, Inc.

San Diego, California

We have audited the accompanying balance sheet of Creative Host Services, Inc. as of December 31, 1996, and the related statements of income and operations, shareholder's deficit and cash flows for each of the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Host Services, Inc. at December 31, 1996, and the results of its operations and cash flows for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

ACCOUNTANCY CORPORATION

Santa Monica, California

February 4, 1997

                          CREATIVE HOST SERVICES, INC.

                                 BALANCE SHEET

                                     ASSETS

                                                                                  MARCH 31,
                                                                                    1997
                                                                   DECEMBER 31,  -----------
                                                                       1996
                                                                   ------------  (UNAUDITED)
CURRENT ASSETS:
Cash.............................................................   $    1,000    $ 887,670
Receivables, net of allowance of $23,500.........................      349,298      347,045
Inventory........................................................      214,287      189,521
Prepaid expenses and other current assets........................       18,263       17,317
                                                                   ------------  -----------
  Total current assets...........................................      582,848    1,441,553
Property and equipment, net of accumulated depreciation and
  amortization...................................................    1,984,779    2,628,648
Deposits and other assets........................................      219,551      199,755
Intangible assets, less accumulated amortization.................       44,277       39,369
                                                                   ------------  -----------
                                                                    $2,831,455    $4,309,325
                                                                   ------------  -----------
                                                                   ------------  -----------

                       LIABILITIES AND SHAREHOLDER'S DEFICIT (EQUITY)

CURRENT LIABILITIES:
Accounts payable and accrued expenses............................   $  648,393    $ 417,584
Deferred income..................................................       17,500           --
Current maturities of notes payable..............................      415,746      151,456
Current maturities of leases payable.............................      297,433      317,241
Preferred dividend payable.......................................      142,000      172,500
                                                                   ------------  -----------
  Total current liabilities......................................    1,521,072    1,058,781
                                                                   ------------  -----------
Notes payable, less current maturities...........................      179,261      169,825
                                                                   ------------  -----------
Leases payable, less current maturities..........................    1,075,422    1,006,243
                                                                   ------------  -----------
Convertible redeemable 9% preferred stock, $10 par value,
  72,265 shares authorized, issued and outstanding...............      722,635      722,635
                                                                   ------------  -----------
SHAREHOLDER'S EQUITY (DEFICIT):
Common stock; no par value, 20,000,000 shares authorized,
  1,200,000 shares issued and outstanding........................      621,875      621,875
Additional paid-in capital.......................................      857,537      857,537
8% convertible preferred stock, 800,000 shares authorized,
  800,000 issued and outstanding.................................           --    2,030,762
Accumulated deficit..............................................   (2,146,347)  (2,158,333)
                                                                   ------------  -----------
  Total shareholder's equity (deficit)...........................     (666,935)   1,351,841
                                                                   ------------  -----------
                                                                    $2,831,455    $4,309,325
                                                                   ------------  -----------
                                                                   ------------  -----------

See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                      STATEMENTS OF INCOME AND OPERATIONS

                                              YEARS ENDED DECEMBER
                                                      31,           THREE MONTHS ENDED MARCH
                                              --------------------            31,
                                                1995       1996     ------------------------
                                              ---------  ---------     1996         1997
                                                                    -----------  -----------
                                                                    (UNAUDITED)  (UNAUDITED)
Revenues:
  Concessions...............................  $1,226,861 $4,822,804  $ 891,842    $1,868,275
  Food preparation center sales.............    669,907    742,434     195,604      154,997
  Franchise royalties.......................    162,839    126,407      34,365       32,509
                                              ---------  ---------  -----------  -----------
      Total revenues........................  2,059,607  5,691,645   1,121,811    2,055,781
                                              ---------  ---------  -----------  -----------
Cost of goods sold..........................    639,091  1,752,541     375,831      676,266
                                              ---------  ---------  -----------  -----------
Gross profit................................  1,420,516  3,939,104     745,980    1,379,515
                                              ---------  ---------  -----------  -----------
Operating costs and expenses:
  Payroll and other employee benefits.......    670,049  1,771,720     338,589      699,644
  Occupancy.................................    401,910  1,101,593     236,284      357,112
  General, administrative and selling
    expenses................................    462,960    683,097     139,517      238,917
                                              ---------  ---------  -----------  -----------
      Total operating costs and expenses....  1,534,919  3,556,410     714,390    1,295,673
                                              ---------  ---------  -----------  -----------
Income (loss) from operations...............   (114,403)   382,694      31,590       83,842
                                              ---------  ---------  -----------  -----------
Interest expense............................    (63,548)  (195,120)    (34,555)     (65,328)
Other income................................      2,727         --          --           --
Cost of prior offerings.....................   (403,738)        --          --           --
                                              ---------  ---------  -----------  -----------
                                               (464,559)  (195,120)    (34,555)     (65,328)
                                              ---------  ---------  -----------  -----------
Net income (loss)...........................  $(578,962) $ 187,574   $  (2,965)   $  18,514
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
Net income (loss) applicable to common
  stock.....................................  $(638,962) $ 121,574   $ (19,465)   $ (11,986)
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
Net income (loss) per share.................  $    (.32) $     .06   $    (.01)   $    (.01)
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------
Weighted average number of shares
  outstanding...............................  2,000,000  2,000,000   2,000,000    2,221,733
                                              ---------  ---------  -----------  -----------
                                              ---------  ---------  -----------  -----------

See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                  STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)

                                                                             8% CONVERTIBLE                       TOTAL
                                          COMMON STOCK      ADDITIONAL      PREFERRED STOCK                    SHAREHOLDER'S
                                      --------------------    PAID-IN    ----------------------  ACCUMULATED      EQUITY
                                       SHARES     AMOUNT      CAPITAL     SHARES      AMOUNT       DEFICIT      (DEFICIT)
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------
Balance at January 1, 1995..........    956,250  $ 500,000   $ 857,537                            $(1,612,959)  $ (255,422)
Issuance of shares in exchange for
 services related to various
 offerings..........................    243,750    121,875                                                         121,875
Net loss for the year ended December
 31, 1995...........................                                                                (578,962)     (578,962)
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------
Balance at January 1, 1996..........  1,200,000    621,875     857,537                            (2,191,921)     (712,509)
Net income for the year ended
 December 31, 1996..................                                                                 187,574       187,574
Dividends payable to preferred
 shareholders.......................                                                                (142,000)     (142,000)
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------
Balance at December 31, 1996........  1,200,000    621,875     857,537                            (2,146,347)     (666,935)
Net income for the three months
 ended March 31, 1997...............                                                                  18,514        18,514
Dividends payable to preferred
 shareholders.......................                                                                 (30,500)      (30,500)
Net proceeds from issuance of
 preferred stock....................                                       800,000  $ 2,030,762                  2,030,762
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------
Balance at March 31, 1997...........  1,200,000  $ 621,875   $ 857,537     800,000  $ 2,030,762   $(2,158,333)  $1,351,841
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------
                                      ---------  ---------  -----------  ---------  -----------  ------------  ------------

See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                            STATEMENTS OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                             YEARS ENDED DECEMBER   THREE MONTHS ENDED MARCH
                                                      31,                     31,
                                             ---------------------  ------------------------
                                               1995        1996        1996         1997
                                             ---------  ----------  -----------  -----------
                                                                    (UNAUDITED)  (UNAUDITED)
Cash flows provided by (used for) operating
  activities:
  Net income (loss)........................  $(578,962) $  187,574   $  (2,965)   $  18,514
                                             ---------  ----------  -----------  -----------
Adjustments to reconcile net income (loss)
  to net cash provided by operating
  activities:
  Depreciation and amortization............     87,553     157,383      40,310       49,360
  Provision for doubtful accounts..........     20,938      17,722       3,000           --
  Shares issued for services...............    121,875          --          --           --
Changes in operating assets and
  liabilities:
  Accounts receivable......................     39,468    (273,766)     (2,125)       2,253
  Inventory................................    (37,119)   (130,083)    (21,549)      24,766
  Prepaid expenses and other current
    assets.................................    (10,684)      2,921      (9,656)         946
  Accounts payable and accrued expenses....    103,725     320,078      70,177     (230,809)
  Deferred income..........................         --          --          --      (17,500)
                                             ---------  ----------  -----------  -----------
    Net cash provided by (used for)
      operating activities.................   (253,206)    281,829      77,192     (152,470)
                                             ---------  ----------  -----------  -----------
Cash flows provided by (used for) investing
  activities:
  Purchase of intangible assets............    (10,008)     (4,294)         --           --
  Acquisition of furniture and equipment...   (463,297) (1,413,302)   (239,847)    (688,321)
  Payments for deferred offering
    costs..................................    181,331          --       6,000       11,473
  (Increase) decrease in deposits and other
    assets.................................      4,345    (200,803)      8,114        8,323
                                             ---------  ----------  -----------  -----------
    Net cash used for investing
      activities...........................   (287,629) (1,618,399)   (225,733)    (668,525)
                                             ---------  ----------  -----------  -----------
Cash flows provided by (used for) financing
  activities:
  Net (payments)/proceeds from leases
    payable................................    500,902     871,954     140,228      (49,371)
  Net (payments)/proceeds from notes
    payable................................    (82,788)    334,566      (8,773)    (273,726)
  Sale of preferred stock..................    185,035          --      35,000    2,030,762
                                             ---------  ----------  -----------  -----------
    Net cash provided by financing
      activities...........................    603,149   1,206,520     166,455    1,707,665
                                             ---------  ----------  -----------  -----------
  Net increase (decrease) in cash..........     62,314    (130,050)     17,914      886,670
  Cash, beginning of year..................     68,736     131,050     131,050        1,000
                                             ---------  ----------  -----------  -----------
  Cash, end of year and/or period..........  $ 131,050  $    1,000   $ 148,964    $ 887,670
                                             ---------  ----------  -----------  -----------
                                             ---------  ----------  -----------  -----------

See accompanying independent auditors' report and notes to financial statements.

                          CREATIVE HOST SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    ORGANIZATION AND BASIS OF PRESENTATION:

    Creative Host Services, Inc. (formerly known as St. Clair Development Corporation) was formed in 1986 to acquire the operating assets of Creative Croissants, Inc., which consisted of a food preparation center in San Diego and two French-style cafes featuring hot meal croissants, muffins, pastas and salads. The stores were acquired in May 1987 and the food preparation center was acquired in April 1988 in transactions accounted for using the purchase method of accounting. In 1989, the Company commenced franchising operations, earning an initial franchise fee, a royalty based upon sales, and in some cases advertising and marketing fees as a percentage of gross sales. In 1994, the Company commenced operations of Company-owned concessions at various airports across the United States. The accompanying financial statements include the operations of the airport concessions, revenues earned from franchisees, and operations from its wholesale food preparation activities.

    REVENUE RECOGNITION:

    Revenues from in-flight catering are recorded upon delivery; concession revenues are recorded as the sales are made; sales from the food preparation center are recorded upon shipment. Revenues from the initial sale of individual franchises is recognized, net of an allowance for uncollectible amounts and any commissions to outside brokers, when substantially all significant services to be provided by the Company have been performed. When an individual franchise is sold, the Company agrees to provide certain services to the franchisee. Generally, these services include assistance in site selection, training personnel, implementation of an accounting system, and design of a quality control program.

    USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE:

    Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

    INVENTORY:

    Inventory, consisting principally of foodstuffs and supplies, is valued at the lower of cost (first-in, first-out) or market.

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

    PROPERTY AND EQUIPMENT:

    Property and equipment are recorded at cost. Intangible assets arose from the excess of purchase price over the underlying fair value of assets acquired, and from the repurchase of marketing rights within certain geographic territories that had previously been sold to third parties. For financial statement purposes, depreciation and amortization is computed primarily by the straight-line method over the estimated useful lives of the assets, as follows:

Office equipment..........................................   10 years
Restaurant concession and commissary equipment............   10 years
Excess of cost over fair value assigned to net assets.....    5 years
Marketing rights..........................................    5 years

    Leasehold improvements are amortized over the useful lives of the improvements, or terms of the leases, whichever is shorter.

    DEFERRED OFFERING COSTS:

    The Company, during 1994 and early 1995, capitalized certain costs directly attributable to a proposed public offering of its securities, including investment banking fees, legal expenses, filing fees and a portion of its accounting fees.

    In 1995, when it became apparent that the offering would not proceed as planned, such costs were written off to expense.

    INCOME TAXES:

    Deferred income taxes arise from temporary differences in the basis of assets and liabilities reported for financial statement and income tax purposes.

    EARNINGS PER SHARE:

    Earnings per share is computed based upon the weighted average number of shares of common stock outstanding during each period, adjusted to reflect an approximate 1.7 to 1 stock split in 1996. Common stock equivalents have been excluded from the earnings per share calculation for 1996 and 1995 because their effect is either antidilutive or immaterial. For the three months ended March 31, 1997 (unaudited), common stock equivalents consisting of 800,000 8% convertible preferred shares and related 400,000 purchase warrants, and 60,000 options under the 1997 Plan, and 35,000 additional options (see note 11) have been included.

    The Company issued 133,750 and 110,000 common shares to two individuals pursuant to an agreement related to the private placement of the Company's 9% convertible redeemable preferred stock in 1995. In February 1997 the Company sold units of preferred shares and common stock purchase warrants in a private placement (see note 12) which preferred shares are expected to be converted into 800,000 shares of Common Stock. The selling price of the preferred shares was less than the anticipated price per share of the Common Stock in the initial public offering. All such shares are treated as outstanding for all reporting periods for earnings per share purposes.

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

    The Financial Accounting Standards Board has issued a new statement recently which requires companies to report "basic" earnings per share, which will exclude options, warrants and other convertible securities. The accounting and disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1997, with earlier adoption encouraged. Management does not believe that the adoption of this pronouncement will have a material impact on the financial statements.

    CASH EQUIVALENTS:

    For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

    CONCENTRATION OF CREDIT RISK:

    The Company sells its bakery products to a variety of food distributors, retailers and various airlines throughout the United States and earns franchise fees and royalties from franchisees primarily located in northern and southern California, and does not require collateral. Allowances have been provided for uncollectible amounts, which have historically been within management's expectations.

    INTERIM FINANCIAL STATEMENTS (UNAUDITED):

    The accompanying unaudited condensed financial statements for the interim periods ended March 31, 1997 and 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

(2)  PROPERTY AND EQUIPMENT:

    A summary at December 31, 1996 is as follows:

Food and beverage concession equipment..................  $2,103,420
Food preparation equipment..............................    342,866
Leasehold improvements..................................     38,100
Office equipment........................................     21,600
                                                          ---------
                                                          2,505,986
Less accumulated depreciation and amortization..........    521,207
                                                          ---------
                                                          $1,984,779
                                                          ---------
                                                          ---------

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

(3)  INTANGIBLE ASSETS:

    A summary at December 31, 1996 is as follows:

Marketing rights..........................................  $  77,174
Franchise costs...........................................     85,296
                                                            ---------
                                                              162,470
Less accumulated amortization.............................    118,193
                                                            ---------
                                                            $  44,277
                                                            ---------
                                                            ---------

(4)  DEFERRED INCOME:

    Deferred income consists of fees received from the initial sale of a franchise. Since substantially all significant services to be provided by the Company have not been performed, income related to the sale has been deferred at December 31, 1996. This amount, along with related costs, has been written off to income during the three months ended March 31, 1997 (unaudited).

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

(5)  NOTES PAYABLE:

    A summary is as follows:

                                            DECEMBER 31,    MARCH 31,
                                                1996          1997
                                            -------------  -----------
Note payable to various investors, with
interest at 10%, repaid in March 1997 from
the proceeds of a private placement, see
Note 12...................................    $ 250,000     $      --

Note payable, bank, interest at prime plus
2.75%, due in monthly installments of
$2,770 through 2002, secured by all of the
assets of the Company, personally
guaranteed by the president and major
shareholder including a second and third
trust deed on personal residences.........      156,035       149,771

Note payable to landlord of former
franchisee, interest at the greater of 10%
or bank prime rate plus 1%, due in monthly
installments of $1,264 through 2001.......       53,972        51,510

Notes payable to individuals, interest at
10%, due upon the earlier of October 1,
1997 or completion of initial public
offering..................................      135,000       120,000
                                            -------------  -----------

                                                595,007       321,281

Less current portion......................      415,746       151,456
                                            -------------  -----------

                                              $ 179,261     $ 169,825
                                            -------------  -----------
                                            -------------  -----------

    The following is a summary at December 31, 1996 of the principal amounts payable over the next five years and thereafter:

1997......................................................  $ 415,746
1998......................................................     33,686
1999......................................................     36,908
2000......................................................     40,441
2001......................................................     35,240
Thereafter................................................     32,986
                                                            ---------
                                                            $ 595,007
                                                            ---------
                                                            ---------

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

    Interest paid for all corporate borrowings (including leases) amounted to approximately $195,000 (1996) and $64,000 (1995).

(6)  LEASES PAYABLE:

    A summary is as follows:

Equipment leases payable, finance company, approximate
average interest at 17.5%, due in monthly installments
through the year 2000, secured by food and beverage
concession equipment....................................  $1,372,855

Less current portion....................................    297,433
                                                          ---------
                                                          $1,075,422
                                                          ---------
                                                          ---------

    The following is a summary of the principal amounts payable over the next five years:

1997....................................................  $ 297,433
1998....................................................    351,390
1999....................................................    378,049
2000....................................................    269,800
2001....................................................     76,183
                                                          ---------
                                                          $1,372,855
                                                          ---------
                                                          ---------

(7)  CONVERTIBLE REDEEMABLE 9% PREFERRED STOCK:

    The Company has outstanding at December 31, 1996 72,265 shares of preferred stock issued in a private placement pursuant to Section 4(2) and Regulation D of the Securities Act of 1933, as amended. The shares are entitled to 9% cumulative dividends and are convertible at the option of the holder into common stock.

    In computing earnings per share, net loss or income applicable to common stock has been adjusted by the cumulative dividend payable with respect to the preferred shares. Inasmuch as the shares are redeemable at the option of the holder, they are classified in the balance sheet in a separate caption between the debt and equity sections.

    Each of the holders of the 9% preferred stock has the right to require the Company to redeem shares out of funds legally available therefor. In the event of redemption, each 9% preferred shareholder has the option either:
    (a) to be paid $10.00 per share in cash plus any accrued and unpaid dividends, as well as be issued a number of shares of common stock equal to his pro rata share (based on his percentage ownership of all outstanding 9% preferred stock) of 2% of the Company's issued and outstanding common stock on the effective date of the redemption; or (b) to be issued an number of shares of common stock of the Company equal to the pro rata share (based on his percentage ownership of all outstanding 9% preferred stock) of 12% of the issued and outstanding common stock of the Company.

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

(8)  INCOME TAXES:

    For federal income tax return purposes, the Company has available net operating loss carryforwards of approximately $1,680,000, which expire through 2008 and are available to offset future income tax liabilities. Upon completion of an initial public offering (see note 12), there will be significant limitations on the Company's ability to utilize this operating loss carryforward.

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The effect of adopting SFAS 109 was not material to the Company's financial statements.

    Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1996 are as follows:

Allowance for doubtful accounts..........................  $   9,400
Difference in basis of assets acquired, for financial
 reporting and income tax return purposes................     (4,400)
Net operating loss carryforwards.........................    672,000
                                                           ---------
                                                             677,000
Valuation allowance......................................   (677,000)
                                                           ---------
        Net deferred taxes...............................  $      --
                                                           ---------
                                                           ---------

(9)  COMMITMENTS AND CONTINGENCIES:

    The Company leases its office facility, food preparation center and concession locations under various lease agreements expiring through 2006. Rental expense under operating leases amounted to $929,444 (1996) and $296,611 (1995). As of December 31, 1996, future minimum rental payments, exclusive of additional rental payments based on concession sales and numbers of enplanements, required under operating leases are as follows:

Year ending December 31,
1997..................................................................  $  1,161,196
1998..................................................................     1,161,196
1999..................................................................     1,161,196
2000..................................................................     1,041,196
2001..................................................................     1,041,196
Thereafter............................................................     3,762,208
                                                                        ------------
                                                                        $  9,328,188
                                                                        ------------
                                                                        ------------

    In connection with its franchising operations, the Company has guaranteed the lease obligations of two franchisees. Management does not believe that any lease assumptions will result therefrom.

                 See accompanying independent auditors' report.

                          CREATIVE HOST SERVICES, INC.

                     YEARS ENDED DECEMBER 31, 1995 AND 1996

               AND THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

(10)  COMMON STOCK:

    The Company issued 133,750 and 110,000 common shares to two individuals in satisfaction of an obligation for services related to the private placement of the Company's 9% convertible redeemable preferred stock in 1995. Such shares are recorded at their estimated fair value in 1995 of $.50 per share.

(11) STOCK OPTIONS:

    The Company has adopted the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan authorizes the issuance of an additional 280,000 shares of the Company's common stock pursuant to the exercise of options granted thereunder. The Compensation Committee of the Board of Directors administers the Plan, selects recipients to whom options are granted and determines the number of shares to be awarded. Options granted under the 1997 Plan are exercisable at a price determined by the Compensation Committee at the time of grant, but in no event less than fair market value. There are currently 60,000 (at $3.30) options outstanding under the 1997 Plan, which have been granted to an officer of the Company pursuant to his employment agreement.

    The Company during early 1996 issued options to purchase 35,000 shares at $1.00 per share to a consultant to the Company for services performed during 1995.

    The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

    Proforma information regarding net income and earnings per share under the fair value method has not been presented as the amounts are immaterial.

(12) SUBSEQUENT EVENT:

    In February 1997, the Company, in a private placement of its securities, sold to accredited investors 400,000 units at $6.00, each unit consisting of two shares of 8% convertible preferred stock and one common stock purchase warrant. These common stock purchase warrants will be exchanged for an equal number of common stock purchase warrants issued in the proposed public offering. After deducting selling commission and offering expenses, the Company realized approximately $2,031,000 in net proceeds from this placement.

    Management expects an initial public offering in the second quarter of 1997. Prior to this initial public offering, the management expects that the 9% convertible redeemable preferred stock will be redeemed based on the terms referred to in note 7.

                 See accompanying independent auditors' report.

[Two color drawings of the Companys airport concession facility concepts, including a rendering of one of the Company's Bakery/Deli food and beverage designs next to a News & Gift concession design as well as a rendering of the Company's Haute Dogma-TM- food and beverage design next to a Creative Juices-TM-food and beverage design.]

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           --------------------------

                               TABLE OF CONTENTS
                           --------------------------

                                                   PAGE
                                                 ---------
Summary of Prospectus..........................          1
Risk Factors...................................          5
Use of Proceeds................................         14
Capitalization.................................         16
Dilution.......................................         17
Dividend Policy................................         18
Selected Financial Data........................         19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................         21
Business.......................................         26
Management.....................................         36
Certain Transactions...........................         39
Principal and Selling Stockholders.............         41
Description of Securities......................         42
Shares Eligible for Future Sale................         44
Underwriting...................................         46
Legal Matters..................................         48
Experts........................................         48
Index to Financial Statements..................        F-1

    UNTIL AUGUST 16, 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                        1,150,000 SHARES OF COMMON STOCK

                                     [LOGO]

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                            COHIG & ASSOCIATES, INC.

                                 July 22, 1997

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